As filed with the Securities and Exchange Commission on May 7, 2002
Registration No. 333-69050

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

SAGENT TECHNOLOGY, INC.
(Exact name of Registrant as specified in its charter)

Delaware	7389	94-3225290
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

800 W. El Camino Real, Suite 300
Mountain View, CA 94040
(650) 815-3100
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Ben C. Barnes
President and Chief Executive Officer
Sagent Technology, Inc.
800 W. El Camino Real, Suite 300
Mountain View, CA 94040
(650) 815-3100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Arthur Schneiderman, Esq.
Kathleen B. Bloch, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Common Stock $0.001 par value	9,571,148	$1.69	$16,175,240	$4,044

(1)	Estimated solely for purposes of calculating the registration fee based on the average of the high and low price of the Registrant’s common stock on the Nasdaq National Market on August 30, 2001.
(2)	Paid with filing of original registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this registration statement will thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, or until the registration statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to such section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act, this Registration Statement on shall, upon effectiveness, also act as a post-effective amendment to Registration Statement No. 333-59102 and Registration Statement No. 333-59104, each originally filed with Securities and Exchange Commission on April 17, 2001.

PROSPECTUS

15,462,049 Shares

SAGENT TECHNOLOGY, INC.

Common Stock

This prospectus relates to the public offering of 15,462,049 shares of common stock which may be sold from time to time by the selling stockholders named in this prospectus.

The shares of common stock are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The stockholders may sell the shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 44. We cannot assure you that the selling stockholders will sell all or any portion of the shares offered in this prospectus.

We will not receive any of the proceeds from the sale of the shares although we have paid the expenses of preparing this prospectus and the related registration expenses.

Our common stock is quoted on the Nasdaq National Market under the symbol “SGNT.” The last reported sales price of our common stock on the Nasdaq National Market on May 2, 2002 was $0.75 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 5.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The selling stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is            , 2002.

TABLE OF CONTENTS

“Sagent,” “Sagent Solution,” “Real-time e-Business Intelligence,” “Sagent Data Load Server,” “Sagent Data Access Server,” “Sagent Admin,” “Sagent Automation,” “Sagent Design Studio,” “Sagent Information Studio,” “Sagent Analysis,” “Sagent Reports,” “Sagent WebLink,” “Sagent Portal,” “Sagent Address Cleanser,” “Sagent Forecaster Transform,” “Sagent Statistical Calculator,” are trademarks, trade names or service marks of Sagent. This prospectus also contains trademarks, trade names and service marks of companies other than Sagent, and these trademarks, trade names and service marks are the property of their respective holders.

You should rely on this prospectus. We have not, and the selling stockholders have not, authorized any person to provide you with different information. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

SUMMARY

This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, included in this prospectus. You should read the full text of, and consider carefully, the more specific details contained in or incorporated by reference into this prospectus. The terms “Sagent,” “Registrant,” “we,” “us,” and “our” in this prospectus refer to Sagent Technology, Inc. and its subsidiaries.

Sagent Technology, Inc.

We provide business intelligence solutions that enable enterprises to win, retain, and grow new customers and improve operational effectiveness. We develop, market, and support products and services that help businesses collect, analyze, understand, and act on customer and operational information both in batch and in real-time. Our products and services provide a way for an organization’s employees, customers, and partners to use the Internet to examine the internal data they already have and to supplement that data with external, value-added information such as demographic, geographic, or other content and data feeds. We refer to our products as business intelligence solutions because they enable organizations to rapidly make more informed, intelligent decisions and to spread that ability across the enterprise.

We were incorporated in California in April 1995 under the name Savant Software, Inc. In June 1995, we changed our name to Sagent Technology, Inc., and in September 1998, we reincorporated in Delaware. Our principal executive office is located at 800 West El Camino Real, Suite 300, Mountain View, California, and our telephone number at that office is (650) 815-3100.

Common Stock Offered

The holders of our common stock listed in this prospectus under the Section entitled “Selling Stockholders” are offering a total of 15,462,049 shares of our common stock. We are not offering any shares and will not receive any proceeds from the sale of our common stock by the selling stockholders.

Price Range Of Our Common Stock

Our common stock is traded on the Nasdaq National Market under the symbol “SGNT.” The last reported sale price of our common stock on May 2, 2002 was $0.75 per share. The following table shows the high and low per share sale prices of our common stock for the periods indicated.

	High	Low
Year Ended December 31, 2002
Second Quarter (through May 2)	$1.05	$0.69
First Quarter	$1.43	$0.80
Year Ended December 31, 2001
Fourth Quarter	$1.93	$0.61
Third Quarter	$2.56	$1.10
Second Quarter	$2.20	$1.12
First Quarter	$4.875	$1.625
Year Ended December 31, 2000
Fourth Quarter	$7.63	$1.19
Third Quarter	$13.94	$7.44
Second Quarter	$28.00	$6.25
First Quarter	$43.63	$16.63

Selected Consolidated Financial Data

The following selected consolidated annual and quarterly financial data are qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements, including the notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

Selected Annual Financial Data

	Year Ended December 31,
	2001	2000	1999	1998	1997
	(in thousands, except per share data)
Net revenue	$47,418	$58,188	$48,001	$25,001	$12,322
Net loss	$(40,263)	$(23,704)	$(12,092)	$(15,056)	$(7,188)
Net loss per common share:
Basic and diluted	$(1.02)	$(0.82)	$(0.55)	$(2.60)	$(1.46)
Total assets	$49,786	$46,087	$66,704	$18,617	$11,586
Long-term obligations	$1,554	$895	$1,491	$4,062	$5,363
Accumulated deficit	$(107,204)	$(66,941)	$(43,237)	$(31,145)	$(16,089)
Total stockholder’s equity	$24,853	$26,665	$43,374	$2,299	$5,106

Selected Quarterly Financial Data

	Three Months Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
2001:
Revenue	$10,291	$12,534	$11,448	$13,145
Gross profit	$6,327	$8,757	$7,327	$8,768
Net loss before income taxes	$(10,499)	$(6,911)	$(12,508)	$(9,831)
Net loss	$(10,524)	$(6,943)	$(12,760)	$(10,036)
Earnings (loss) per share:
Basic and Diluted	$(0.32)	$(0.19)	$(0.31)	$(0.22)

2000:
Revenue	$14,537	$17,502	$13,819	$12,330
Gross profit	$11,831	$14,587	$10,256	$8,524
Net loss before income taxes	$(2,009)	$1,540	$(8,182)	$(14,543)
Net loss	$(2,019)	$1,533	$(8,381)	$(14,837)
Earnings (loss) per share:
Basic	$(0.07)	$0.05	$(0.29)	$(0.51)
Diluted	$(0.07)	$0.05	$(0.29)	$(0.51)

Dividends

We have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. Additional risks and uncertainties not known to us or that we now believe to be unimportant could also impair our business. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all of your investment.

We have recently restated our financial results for portions of 2001.

On November 28, 2001, we announced that we were revising our reported revenues for the first nine months of 2001 as a result of an internal investigation into the validity of sales orders to various government agencies. Our investigation confirmed that sales orders totaling approximately $5 million booked by one of our employees were forged. As a result, we filed Form 10-Q/A’s for the periods ended March 31, 2001 and June 30, 2001 with financial statements restated to remove the effect of the invalid sales orders.

As a result of the restatement, Sagent has been named in shareholder lawsuits. These lawsuits could seriously harm our business and financial condition. In particular, the lawsuits could harm our relationships with existing customers and our ability to obtain new customers. The continued defense of the lawsuits also could result in the diversion of our management’s time and attention away from business operations, which could harm our business. Negative developments with respect to the lawsuits could cause our stock price to decline significantly. In addition, although we are unable to determine the amount, if any, that we may be required to pay in connection with the resolution of these lawsuits by settlement or otherwise, the size of any such payment could seriously harm our financial condition. The complaints generally allege that we and the other named defendants made false or misleading statements of material facts about our financial results during 2001. The complaints, in general, do not specify the amount of damages that plaintiffs seek. As a result, we are unable to estimate the possible range of damages that might be incurred as a result of the lawsuits. We have not set aside any financial reserves relating to potential damages associated with any of these lawsuits.

Our workforce reduction and financial performance may adversely affect the morale and performance of our personnel and our ability to hire new employees.

In connection with our effort to streamline operations, increase revenues, reduce costs and bring our staffing and structure in line with our current and anticipated requirements, we recently realigned our business organization, which included 20% reduction in workforce. There may be costs associated with the workforce reduction, and our realignment plan may yield unanticipated consequences, such as attrition beyond our planned reduction in staff. In addition, our common stock has recently declined in value below the exercise price of many options granted to employees pursuant to our stock option plan. Thus, the intended benefits of the stock option granted to our employees, the creation of performance and retention incentives, may not be realized. In addition, workforce reductions and management changes create anxiety and uncertainty and may adversely affect employee morale. As a result, we may lose employees whom we would prefer to retain. Due to above factors, our remaining personnel may seek employment with larger, more established companies they perceive as having less volatile stock prices.

If our stock price declines further, there is a risk that we may be delisted by Nasdaq.

Our common stock trades on the Nasdaq National Market, which has certain compliance requirements for continued listing of common stock. If the minimum closing bid price per share is less than $1.00 for a period of 30 consecutive business days, our shares may be delisted following a 90 calendar days notice period during which the minimum closing bid price must be $1.00 or above per share for a period of 10 consecutive trading days, if we do not file an appeal. On April 25, 2002, the closing price for our common stock was $0.83. The result of delisting from the Nasdaq National Market would be a reduction in the liquidity of any investment in our common stock. Delisting would reduce the ability of holders of our common stock to purchase or sell shares as quickly and as inexpensively as they have done historically. This lack of liquidity would make it more difficult for us to raise capital in the future.

We may need to raise additional capital in the future to fund our operations.

Since our inception, we have funded our operations primarily through sales of equity securities, and not from cash generated by our business. During 2001, we completed two separate private offerings of our common stock. In February 2001, we sold 5.8 million shares of our common stock to a group of private investors, raising approximately $16.1 million in net proceeds. In August 2001, we completed the sale of 9.1 million shares of our common stock to a group of private investors, netting approximately $16.0 million in proceeds.

Although we believe that our current cash and cash equivalents and any net cash provided by operations will be sufficient to meet anticipated cash needs for the next twelve months, a revenue shortfall could require us to reduce operations or raise additional funds through equity or debt financings. We cannot assure you any equity or debt financing will be available to us on favorable terms, if at all, or that if available, such financing will not be dilutive to our stockholders. If we are unable to raise additional capital, we will take actions to conserve our cash balances, including significantly reducing our operating expenses, downsizing our staff and closing existing branch offices, all of which could have a material adverse effect on our business, financial condition and our ability to reduce losses or generate profits.

Variations in our quarterly operating results due to such factors as changes in demand for our products and changes in our mix of revenues may cause our stock price to decline.

We expect our quarterly operating results to fluctuate. We therefore believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, and you should not rely on them to predict our future performance or the future performance of our stock price. Our short-term expense levels are relatively fixed and are based on our expectations of future revenues. As a result, a reduction in revenue in a quarter may harm our operating results for that quarter. In the past, our operating results have fallen below the expectations of market analysts and investors. If we fall short of market expectations in future quarters, the price of our common stock may fall. Factors that may cause our operating results to fluctuate on a quarterly basis include:

•	varying size, timing and contractual terms of orders for our products;

•	lengthy sales cycles associated with our products;

•	changes in the mix of revenue attributable to higher-margin product license revenue as opposed to lower-margin service revenue;

•	customers’ decisions to defer orders or implementations, particularly large orders or implementations, from one quarter to the next;

•	announcements or introductions of new products by our competitors,

•	our ability to hire, train and retain sufficient engineering, consulting, training and sales staff; and

•	subcontracting to more expensive consulting organizations to help provide implementation, support and training services when our own capacity is constrained.

A slowing economy and reductions in information technology spending may negatively affect our revenues.

Our revenues may be negatively affected by the increasingly uncertain economic conditions both in the market generally and in our industry. If the economy continues to slow, some companies may reduce their budgets for spending on information technology and business software. As a consequence, our sales cycle may become longer with some customers, and other prospective customers may postpone, reduce, or even forego the purchase of our products and services, which could negatively affect our revenues.

Enterprise intelligence software markets may not grow.

Since all of our revenues are attributable to the sale of enterprise intelligence software and related maintenance, consulting and training services, if the market for enterprise intelligence software does not grow, our business will not grow. We expect enterprise intelligence software and services to account for substantially all of our revenue for the foreseeable future. Although demand for enterprise intelligence software has grown in recent years, the market may not continue to grow or, even if the market does grow, businesses may not adopt our products.

If we fail to expand our direct and indirect sales channels, we will not be able to increase revenues.

Competition for highly qualified sales personnel is intense, and we may not be able to recruit and maintain the kind and the number of sales personnel we need. Hiring highly qualified customer service and account management personnel is very competitive in the software industry due to the limited number of people available with the necessary technical skills and understanding of the space.

In order to grow our business, we need to increase market awareness and sales of our products and services. To achieve this goal, we need to increase both our direct and indirect sales channels. If we fail to do so, this failure could harm our ability to increase revenues. We currently receive a significant portion of our revenues from direct sales, but we intend to increase sales through indirect sales channels in the future.

We intend to derive revenues from indirect sales channels by selling our software through value-added resellers (VARs) and original equipment manufacturers (OEMs). These VARs and OEMs offer our software products to their customers together with consulting and implementation services or integrate our software solutions with other software. Our ability to increase our revenues is dependent on entering into relationships with these VARs and OEMs.

We expect as part of our strategy to increase international sales principally through both direct and indirect sales. Our ability to develop and maintain direct and indirect channels will significantly affect our ability to penetrate international markets.

Pending litigation could harm our business.

During the last two years, Sagent has been the subject of several shareholder lawsuits, which are still pending. In addition, the members of our board of directors have been the subjects of derivate lawsuits alleging breaches of their fiduciary duties to Sagent. More recently, as the result of the restatement by Sagent of its financial results for portions of 2001, Sagent has been named in additional shareholder lawsuits. These lawsuits could seriously harm our business and financial condition. In particular, the lawsuits could harm our relationships with existing customers and our ability to obtain new customers. The continued defense of the lawsuits could also result in the diversion of our management’s time and attention away from business operations, which could harm our business. The lawsuits could also have the effect of discouraging potential acquirers from bidding for us or reducing the consideration they would otherwise be willing to pay in connection with an acquisition. In addition, although we are unable to determine the amount, if any, that we may be required to pay in connection with the resolution of these lawsuits by settlement or otherwise, the size of any such payment could seriously harm our financial condition.

We have a relatively new management team and there is no guarantee that they will be successful in growing our business.

The following table lists each of our officers and the month and year that each of them joined our company:

Name	Position	Joined Sagent
Ben C. Barnes	President and Chief Executive Officer	August 2000
Steven R. Springsteel	Executive Vice President of Finance and Administration and Chief Financial Officer	November 2001
Richard Ghiossi	Chief Marketing Officer	October 2001
Jack Peters	Senior Vice President of Sales—Americas	September 2000
Arthur Parker	President/General Manager—Europe, Middle East & Africa	January 2001
Larry Scroggins	Senior Vice President of Business Development	January 2001
John Maxwell	Senior Vice President of Sales—Asia Pacific	May 1999

All of these employees serve “at-will” and may elect to pursue other opportunities at any time. If our management team is unable to work effectively together to accomplish our business objectives, our ability to grow our business could be severely impaired.

If we do not keep pace with technological change, our products may be rendered obsolete and our business may fail.

Our industry is characterized by rapid technological change, changes in customer requirements, frequent new product introductions and enhancements and emerging industry standards. In order to achieve broad customer acceptance, our products must be compatible with major software and e-commerce applications and operating systems. We must continually modify and enhance our products to keep pace with changes in these applications and systems. If our products were to be incompatible with popular new systems or applications, our business would be significantly harmed. In addition, the development of entirely new technologies replacing existing software could lead to new competitive products that have better performance or lower prices than our products and could render our products obsolete.

Delays or problems in the installation or implementation of our new releases may cause customers to forego purchases of our products to purchase those of our competitors.

Our markets are highly competitive and competition could harm our ability to sell products and services and reduce our market share.

Competition could seriously harm our ability to sell additional software and maintenance and support renewals on prices and terms favorable to us. Additionally, if we cannot compete effectively, we may lose market share. The markets for our products are intensely competitive and subject to rapidly changing technology. We compete against providers of decision support software, data warehousing software and enterprise application software. We also compete with providers of e-Business software, which allows for the electronic delivery of products and services that enable commerce among businesses and end users. Companies in each of these areas may expand their technologies or acquire companies to support greater enterprise intelligence functionality and capability, particularly in the areas of query response time and the ability to support large numbers of users. We may also face competition from vendors of products and turnkey solutions for e-Business applications that include Internet based information functionality.

Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.

We rely, in part, on equity incentives to attract and retain employees, and the performance of our stock price may impair our ability to attract and retain qualified personnel.

The market price of our common stock has fluctuated substantially since our initial public offering in April 1999, and has experienced a significant decline since the first quarter of 2000. We have relied historically on our ability to attract and retain employees using equity incentives, and any perception by potential or existing employees that our equity incentives are less attractive could harm our ability to attract and retain qualified employees.

We rely on marketing, technology and distribution relationships that may generally be terminated at any time, and if our current and future relationships are not successful, our growth may be limited.

We rely on marketing and technology relationships with a variety of companies that, in part, generate leads for the sale of our products. These marketing and technology relationships include relationships with:

•	system integrators and consulting firms;

•	vendors of e-commerce and Internet software;

•	vendors of software designed for customer relationship management or for management of organizations’ operational information;

•	vendors of key technology and platforms;

•	demographic data providers; and

•	an application service provider.

If we cannot maintain successful marketing and technology relationships or cannot enter into additional marketing and technology relationships, we may have difficulty expanding the sales of our products and our growth may be limited.

If we lose key licenses we may be required to develop or license alternatives, which may cause delays or reductions in sales.

We rely on third-party technologies, and if we are unable to use or integrate these technologies, our product and service development may be delayed.

Sagent relies on MainWin from MainSoft to deliver the Solaris versions of the Data Load, Data Access, and WebLink Servers. MainWin is the Windows API ported to Sun Solaris. In addition, Visual Basic for Applications has been embedded in Design Studio and Information Studio to allow customization. We rely on interfaces from Microsoft and Crystal Decisions to integrate Microsoft Excel and Crystal Reports as display options in Design Studio, Information Studio, and WebLink. The Opalis Robot from Opalis provides the basis for the Sagent Automation tool. Automation is a dependency scheduling tool with extensive integration with operating system level tasks. Opalis may not provide a stable Solaris version in the timeframe expected by our customers. The basis for the Sagent Portal is Citrix’ XPS portal product. Citrix may discontinue this product or not make it available on the needed operating systems in a commercially viable time schedule. The DirectLink for R/3 product we offer to connect to SAP is based on metadata browsing technology and pool table connectivity from Server Enterprises. DirectLink for Mainframes, which provides connectivity to mainframe data sources, is enabled by technology from Striva and Cross Access.

Failure of commercial users to accept Internet solutions could limit our future growth.

A key element of our strategy is to offer users the ability to access, analyze and report information from a data server through a Web browser. Our growth may be limited if businesses do not accept Internet solutions or perceive them to be cost-effective. Continued viability of the Internet depends on several factors, including:

•	Third parties’ abilities to develop new enabling technologies in a timely manner;

•	The Internet’s ability to handle increased activity;

•	The Internet’s ability to operate as a fast, reliable and secure network; and

•	Potential changes in government regulation.

Moreover, critical issues concerning the commercial use of the Internet, including data corruption, cost, ease of use, accessibility and quality of service, remain unresolved and may negatively affect commerce and communication on the Internet. These issues will need to be addressed in order for the market for our products and services to grow.

We have expanded our international operations but may encounter a number of problems in managing overseas operations, which could limit our future growth.

We may not be able to successfully market, sell, deliver and support our products and services internationally. Our failure to manage our international operations effectively could limit the future growth of our business. International sales represented approximately 28%, 13% and 12% of our total revenue for the year ended December 31, 2001, 2000 and 1999, respectively. We conduct our international sales through local subsidiaries in the United Kingdom, Germany, France, Japan, Brazil, Asia/Pacific, Benelux, and Australia and through distributor relationships in South Africa and Spain. The expansion of our existing international operations and entry into additional international markets will require management attention and significant financial resources. Because of the significant growth in international business, we benefit overall from a weaker dollar and are adversely affected by a stronger dollar relative to major currencies worldwide. Changes in exchange rates, and in particular a strengthening of the U.S. dollar, may unfavorably affect our consolidated sales and net income.

We have been, and may be subject to future, intellectual property infringement claims.

We may be subject, from time to time, to claims that we are infringing the intellectual property rights of others. Any litigation regarding intellectual property rights may be costly to defend or settle, and may divert the attention of our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. In December 2000, we settled an infringement claim brought by Timeline, Inc. Under the terms of the settlement, we paid Timeline $600,000 and issued 600,000 shares of our common stock to Timeline. We may be subject to similar or more costly claims in the future or may become subject to an injunction against use of our products. A successful claim of patent or other intellectual property infringement against us would have an immediate material adverse effect on our business and financial condition.

If we are unable to protect our intellectual property rights, this inability could weaken our competitive position, reduce our revenue and increase our costs.

Our success depends in large part on our proprietary technology. We rely on a combination of copyright, trademark and trade secrets, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and police our intellectual property rights. If we fail to successfully enforce our intellectual property rights, our competitive position may be harmed.

Other software providers could copy or otherwise obtain and use our products or technology without authorization. They also could develop similar technology independently which may infringe our proprietary rights. We may not be able to detect infringement and may lose a competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. The laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of the United States.

If we discover software defects we may have product-related liabilities which may lead to loss of revenue or delay in market acceptance for our products.

Our software products are internally complex and may contain errors, defects or failures, especially when first introduced or when new versions are released. We test our products extensively prior to releasing them; however, in the past we have discovered software errors in some of our products after their introduction. Despite extensive testing, we may not be able to detect and correct errors in products or releases before commencing commercial shipments, which may result in loss of revenue or delays in market acceptance.

Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. All domestic and international jurisdictions may not enforce these limitations. Although we have not experienced any product liability claims to date, we may encounter such claims in the future. Product liability claims, whether or not successful, brought against us could divert the attention of management and key personnel and could be expensive to defend.

We have anti-takeover defenses that could delay or prevent an acquisition of our company.

Provisions of our certificate of incorporation, bylaws, other agreements and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Our board of directors could choose not to negotiate with an acquirer that it did not feel was in the strategic interests of our company. If the acquirer was discouraged from offering to acquire us, or prevented from successfully completing a hostile acquisition by the anti-takeover measures, you could lose the opportunity to sell your shares at a favorable price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains “forward-looking statements” that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally preceded by words that imply a future state such as “expected” or “anticipated” or imply that a particular future event or events will occur such as “will.” Investors are cautioned that all forward-looking statements involve risks and uncertainties, and that actual results could be materially different from those discussed in this report. The section of this prospectus entitled “Risk Factors” and similar discussions in our other SEC reports filed with the SEC discuss some of the important risk factors that may affect our business, results of operations and financial condition. Copies of our reports filed with the SEC are available from us without charge and on the SEC’s website at www.sec.gov. You should carefully consider those risks, in addition to the other information in this report and in our other filings with the SEC, before deciding to invest in our company or to maintain or increase your investment.

In November 2001, we discovered that certain sales orders were invalid. We undertook an investigation, which determined that the invalid sales orders were limited to software licenses to certain government agencies submitted by one employee in the Washington D.C. office. As a result, the unaudited condensed consolidated financial statements included in the Quarterly Reports on Form 10-Q filed on May 15, 2001 and August 14, 2001 were restated to remove the effect of the invalid sales orders. To the extent the following discussion and analysis refers to financial results for the period ended December 31, 2001, such discussion and analysis refers to such results as so revised.

Overview

We provide business intelligence solutions that enable enterprises to win, retain, and grow new customers and improve operational effectiveness. We develop, market, and support products and services that help businesses collect, analyze, understand, and act on customer and operational information both in batch and in real-time. Our products and services provide a way for an organization’s employees, customers, and partners to use the Internet to examine the internal data they already have and to supplement that data with external, value-added information such as demographic, geographic, or other content and data feeds. We refer to our products as business intelligence solutions because they enable organizations to rapidly make more informed, intelligent decisions and to spread that ability across the enterprise.

Recent Major Developments

Restructuring

In response to challenges in the business environment, in December 2001, our Board of Directors approved a restructuring program aimed at streamlining its underlying cost structure to better position us for growth and improved operating results. The reductions came from all areas of the organization and, as of December 31, 2001, the majority of these terminations were completed and resulted in a restructuring charge of $0.7 million, which consisted of $0.3 million related to reduction in workforce and $0.4 million in estimated facility and exit costs that were associated with the closing of two facilities.

The majority of the cost savings is expected to be realized as a result of lower headcount and reduced facility costs. Over time, these cost savings are expected to be partially offset by increased operating expenses to support future growth.

While we believe that our business realignment will assist us in increasing revenues, reducing expenses, and thereby achieving profitability, we cannot assure you that we will achieve these anticipated results. We may in the future need to take additional actions, including further changes to the business organization, in order to realign the business with anticipated requirements. If we are not successful in realigning our business to increase revenues and decrease costs, we may never achieve profitability.

Private Placements

In February 2001, we completed a private placement of approximately 5.7 million shares of our common stock and received proceeds of $16.0 million, net of $0.6 million in offering costs. In connection with the private placement, we also issued to certain placement agent warrants to purchase 0.2 million shares of our common stock. In August 2001, we completed a second private placement of approximately 9.1 million shares of our common stock and received proceeds of $15.8 million, net of $1.0 million in offering costs. In connection with the private placement, we also issued to certain placement agent warrants to purchase 0.5 million shares of our common stock. We plan to use the net proceeds of these offerings as working capital to finance the daily operation of the company.

Strategic Alliance

In December 2001, we entered into an alliance agreement with Hyperion to embed various components of our technology into Hyperion’s Business Intelligence solution. Under the terms of the agreement, our patented Data Flow Server, data transformation capabilities and various elements of our user interface will be integrated into Hyperion’s enterprise business intelligence solutions. Hyperion may also resell certain Sagent products as a value-add to customers. Sagent and Hyperion have agreed to share existing and future patent rights related to the Sagent technology used in the Hyperion business intelligence solution. We were paid an up front fee in connection with this agreement in December 2001 and have the opportunity to earn royalties in the future as Hyperion re-sells the licensed technology.

Business Combinations

In January 2001, we acquired an additional 33% interest in Sagent Asia/Pacific Pte. Ltd from eGlobal, a privately held company that specializes in the distribution of technology products and services in Singapore and other Asia countries. In consideration for 1.0 million shares of our common stock, valued at $3.5 million, we received an additional 2.1 million common shares of Sagent Asia/Pacific Pte. Ltd. This brings the total interest of Sagent in Sagent Asia/Pacific Pte. Ltd to 53%. The acquisition was recorded under the purchase method of accounting. In connection with the acquisition, we recorded goodwill of $2.8 million, which is being amortized on a straight-line basis over a period of five years and acquired gross assets of approximately $2.8 million and minority interest of $1.3 million. Goodwill amortization will cease on January 1, 2002, upon adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Assets acquired consist primarily of cash and accounts receivable. The results of operations for Sagent Asia/Pacific Pte. Ltd. have been included in our consolidated results from the date of the acquisition.

In April 2001, we acquired 100% interest in Sagent Benelux for cash of $0.1 million and the assignment of a portion of our outstanding accounts receivable valued at $0.2 million to the selling shareholders. The acquisition was recorded under the purchase method of accounting. In connection with the acquisition, we recorded goodwill of $0.2 million, which is being amortized on a straight-line basis over a period of five years. Goodwill amortization will cease on January 1, 2002, upon adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. The results of operations of Sagent Benelux have been included in our consolidated results from the date of the acquisition.

Critical Accounting Policies

Sagent’s critical accounting policies are as follows:

•	Revenue Recognition

•	Valuation of long-lived assets and goodwill

•	Consolidation of Sagent’s international operations

•	Valuation allowances

Revenue recognition

Sagent sells its software products directly to our customers and through channel partners such as enterprise software vendors, resellers and distributors. Enterprise software vendors generally integrate our products with their applications and will embed them into their products or resell them with their products. Our other channel partners, principally resellers and distributors, sell our software products to end user customers.

Sagent derives its revenue from license fees for software products and fees for services relating to the software products, including consulting, training, software and data updates, technical support and real-time marketing services over the Internet.

Sagent recognizes revenue in accordance with Statement of Position 97-2 Software Revenue Recognition (SOP 97-2), as amended by SOP 98-4 and 98-9 and generally recognize revenue when, all of the following criteria are met as set forth in paragraph 8 of SOP 97-2: 1) persuasive evidence of an arrangement exists, 2) delivery had occurred, 3) the fee is fixed or determinable, and 4) collectibility is probable. We define each of the four criteria above as follows:

•	Persuasive evidence of an arrangement exists—It is our customary practice to have a written contract, which is signed by both the customer and the Company.

•
Delivery has occurred—Our software may be either physically or electronically delivered to the customer. If undelivered products or services exist in an arrangement that are essential to the functionality of the delivered product, delivery is not considered to have occurred until these products or services are delivered.

•
The fee is fixed or determinable—Arrangement fees are generally due within six months or less. Arrangements with payment terms extending beyond these customary payments terms are considered not to be fixed or determinable, and revenue from such arrangements is recognized as payments become due.

•
Collectibility is probable—Collectibility is assessed on a customer-by-customer basis. New customers are subjected to a credit review process, which evaluates the customers’ financial positions and ultimately their ability to pay. Sagent assesses collectibility based on a number of factors, including past transaction history with the customers and their credit worthiness. Sagent obtains and reviews credit reports from the third-party credit reporting agencies for new customers with which it is not familiar. If Sagent determines that collection of a fee is not probable, it defers the fee and recognizes revenue at the time collection becomes probable, which is generally upon receipt of cash.

We allocate revenue on software arrangements involving multiple elements to the delivered element using the residual method. Our determination of fair value of the undelivered elements in multiple-element arrangements is based on vendor-specific objective evidence (VSOE). We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to maintenance, professional services and data services components of our license arrangements. We sell our data and professional services separately, and have established VSOE on this basis. We have also established VSOE for maintenance services for accounts less than $1 million through selling such services separately. VSOE for maintenance services for accounts greater than $1 million is determined based upon the customer’s annual renewal rates. Accordingly, assuming all other revenue recognition criteria are met, revenue from licenses is recognized upon delivery using the residual method in accordance with SOP 98-9, and revenue from data, maintenance and support services is recognized ratably over their respective terms.

Sagent usually licenses its software products on a perpetual basis. If vendor specific objective evidence does not exist to allocate the total fee to all delivered and undelivered elements of the arrangement, revenue is deferred until the earlier of a) such evidence does exist for the undelivered elements, or b) all elements are delivered. Where software license contracts call for payment terms of six months or more from the date of delivery, revenue is recognized as payments become due and all other conditions for revenue recognition have been satisfied.

Sagent’s customers generally require consulting and implementation services which include evaluating their business needs, identifying the data sources necessary to meet these needs and installing the software solution in a manner that fulfills their needs. Were consulting services essential to the functionality of the licensed software, then both the license revenue and the consulting service revenue would be recognized as the services are performed. Our arrangements regarding sales of software licenses generally do not include services that are essential to the functionality of the software.

When licenses are sold together with consulting and implementation services, license fees are recognized upon shipment, provided that a) the above revenue recognition criteria are met, b) payment of the license fees is not dependent upon performance of the consulting services, and c) the services do not include significant alterations to the features and functionality of the software. To date, services have not been essential to the functionality of the software products for substantially all software agreements.

Revenue for transactions with enterprise application vendors, OEMs, and distributors is generally recognized when the licenses are resold or utilized by the reseller and all related obligations on our part have been satisfied. However, if the contract stipulates a non-refundable royalty payment to be paid in advance of any resale, revenue is recognized upon execution of the contract.

Maintenance contracts generally call for us to provide technical support and software updates and upgrades to customers. Maintenance revenue is recognized ratably over the term of the maintenance contract, generally on a straight-line basis when all revenue recognition requirements are met. Other service revenue, primarily training and consulting, is generally recognized at the time the service is performed and when it is determined that the Company has fulfilled our obligations resulting from the services contract.

Valuation of long-lived assets

Sagent assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

•	The following factors could trigger an impairment review:

•	Changes in economic and industry trends

•	Changes in the strategies of the company in sales and marketing and research and development

•	Changes in projected future operating results

•	Changes in the mode of operations and the exit from facilities

•	Significant decline in Sagent’s stock price for a significant period of time.

When Sagent determines that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon any of the above indicators of impairment, Sagent measures any impairment based on a projected discounted cash flow using a discount rate determined by our management to be commensurate with the risk inherent in our business model. Cash flows are projected for each of the Company’s geographic regions, which are the lowest level of identifiable cash flows.

Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” became effective in 2002. Upon adoption of SFAS No. 142, Sagent will cease to amortize any goodwill in 2002. In lieu of amortization, we are required to perform an impairment review of our goodwill in 2002 and annual reviews thereafter. Sagent does not expect to record an impairment charge upon completion of the initial review, however, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded. Sagent expects to complete the initial review during the first half of 2002.

Asset impairment charges of $3.4 million in 2001 consisted of $1.8 million reserve on shareholders’ notes, $0.3 million reduction in the carrying value of goodwill, $1.2 million impairment of prepayments for data center services, and $0.1 million of other losses related to the closing of a remote facility.

Sagent has a minority investment in a privately held company. This investment is included in other long-term assets on the balance sheet and is carried at cost since Sagent owns less than 20% of the voting equity and does not have the ability to exercise significant influence over this company. This investment is inherently high risk as the market for technologies marketed by the company is at a very early stage and may never be significant. Sagent can potentially lose all its investment in this company. As a result, Sagent continuously monitors its investments for impairment and makes appropriate reductions in carrying values when necessary. In performing the impairment assessment, Sagent considers the Company’s recent equity transactions, current solvency and access to capital. At December 31, 2001, Sagent recognized a $0.2 million loss in this investment.

Consolidation of Sagent’s international operations

Sagent has several international subsidiaries that accounted for 28% of our net revenue, 15% of our total assets and 15% of our total liabilities as of December 31, 2001. The functional currency of our foreign subsidiaries is the local currency. The functional currency is determined based on management judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary’s operations must also be considered. Sagent translates the assets and liabilities of international subsidiaries into U.S. dollars at the current rates of exchange in effect during each period. Revenue and expenses are translated using rates that approximate those in effect during the period. Gains and losses from translation adjustments are included in stockholders’ equity in the consolidated balance sheet caption “Accumulated other comprehensive loss.”

Accordingly, we had a cumulative translation loss of $0.2 million and a cumulative translation gain of $0.1 million at December 31, 2001 and 2000, respectively. Had we determined that the functional currency of our subsidiaries was the U.S. dollar, these loss and gains would have increased or decreased our loss for each of the years presented. The magnitude of these gains and losses is dependent upon movements in the exchange rates of the foreign currencies in which we transact business against the United States dollar. These currencies include the following:

• U.K.	British Pound

• Japan	Japanese Yen

• Germany	Euro

• France	French Franc

• Australia	Australian Dollar
• Brazil	Brazilian Real
• Benelux	Euro
• Mexico	Mexican Peso
• Asia Pacific	Singapore Dollar

Any future translation gains and losses could be significantly higher than those noted in each of these years if the international business continues to grow. In addition, if we determine that a change in the functional currency of our subsidiaries has occurred at any point in time, we would be required to include any translation gains or losses from the date of change in our statement of operations.

Valuation allowances

The preparation of financial statements requires Sagent’s management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Sagent’s current estimated range of liability related to some of the pending litigation is based on claims for which we can reasonably estimate the amount and range of loss. Because of the uncertainties related to both the amount and range of loss on the remaining pending litigation, Sagent is unable to make a reasonable estimate of the liability that could result from unfavorable outcome. As additional information becomes available, we will assess the potential liability related to our pending litigation and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position.

Sagent also analyzes current accounts receivable for a reserve for doubtful accounts based on historical bad debt, customer credit-worthiness, the current business environment and historical experience with the customer. The allowance for doubtful accounts was $1.7 million and $5.0 million as of December 31, 2001 and 2000, respectively. The allowance includes specific reserves for accounts where collection is no longer considered probable. In addition, we maintain a general reserve for invoices without specific reserves by applying a percentage based on the age category. In 2001, Sagent recognized $2.3 million of bad debt expense and wrote-off $5.6 million in accounts receivable against the allowance for doubtful accounts.

Sagent has a 90 days warranty for any defects in the products that it sells to customers. Sagent has not provided any allowances for returns since historically we have not had any material returns due to defects.

Results of operations for fiscal years ended December 31, 2001, 2000 and 1999

The following table sets forth certain data from our consolidated statements of operations on a dollar basis and as a percentage of total revenue. The information contained in the table below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus.

	Years Ended December 31,
	2001		2000		1999
Revenue:
License	$25,804	54%	$34,666	60%	$34,130	71%
Service	21,614	46	23,522	40	13,871	29

Total net revenue	47,418	100	58,188	100	48,001	100

Cost of revenue:
License	3,855	8	2,164	4	3,195	7
Service(1)	10,497	22	10,491	18	6,954	14
Amortization of abandoned development projects	—	—	—	—	1,600	3
Impairment of licensed technology	1,887	4	335	—	—	—

Total cost of revenue	16,239	34	12,990	22	11,749	24

Gross profit	31,179	66	45,198	78	36,252	76

Operating expenses:
Sales and marketing(2)	37,413	79	37,141	64	25,600	53
Research and development(3)	13,560	29	16,668	29	11,206	23
General and administrative(4)	13,451	29	15,062	26	4,426	9
Stock-based compensation	844	2	703	1	2,755	6
Amortization of goodwill	2,439	5	1,957	3	452	1
Asset impairment	3,429	7	—	—	—	—
Restructuring costs	683	1	—	—	—	—
Merger and integration charges and (credits)	—	—	(2,318)	(4)	4,646	10

Total operating expenses	71,819	152	69,213	119	49,085	102

Loss from operations	(40,640)	(86)	(24,015)	(41)	(12,833)	(26)
Interest income	623	1	1,367	2	1,167	2
Interest (expense)	(540)	(1)	(90)	—	(162)	—
Other income (expense), net	808	2	(456)	(1)	(1)	—

Loss before income taxes	(39,749)	(84)	(23,194)	(40)	(11,829)	(24)
Income tax expense	514	1	510	1	263	1

Net loss	$(40,263)	(85)%	$(23,704)	(41)%	$(12,092)	(25)%

(1)	Excluded stock-based compensation of $0, $176, and $0 for the years ended December 31, 2001, 2000 and 1999, respectively.
(2)	Excluded stock-based compensation of $248, $527 and $1,262 for the years ended December 31, 2001, 2000 and 1999, respectively.
(3)	Excluded stock-based compensation of $0, $0 and $1,260 for the years ended December 31, 2001, 2000 and 1999, respectively.
(4)	Excluded stock-based compensation of $596, $0 and $233 for the years ended December 31, 2001, 2000 and 1999, respectively.

Revenue

Our total revenue was $47.4, $58.2 and $48.0 million in 2001, 2000 and 1999, respectively, representing a decrease of 19% or $10.8 million from 2000 to 2001 and an increase of 21% or $10.2 million from 1999 to 2000. The decrease in revenue from 2000 to 2001 was primarily attributed to a slower domestic market demand for software products in a generally weakened economic and information technology purchasing environment. The 21% overall revenue growth from 1999 to 2000 was primarily due to the increase of 70% or $9.7 million in service revenue during 2000.

        License revenue was $25.8, $34.7, and $34.1 million in 2001, 2000 and 1999, respectively, representing a decrease of 26% or $8.9 million from 2000 to 2001 and an increase of 2% or 0.6 million from 1999 to 2000. The decline in license revenue from 2000 to 2001 were primarily due to a slower domestic market demand for software products and lack of execution of larger transactions coupled with lower sales force productivity caused by organizational and leadership changes that continued from prior year. In fiscal year 2000, we experienced turnover in our sales and marketing organizations that delayed integrating certain Qualitative Marketing Software’s operations and products into our sales, product marketing and general operations and as a result the license sales in 2000 was flat compared to 1999.

	Year Ended December 31,
	2001	2000	1999
Service:
Maintenance	$10,367	$7,683	$3,517
Professional services	11,247	15,839	10,354

Total service revenue	$21,614	$23,522	$13,871

Service revenue was $21.6, $23.5 and $13.9 million in 2001, 2000 and 1999, respectively, representing a decrease of 8% or $1.9 million from 2000 to 2001 and an increase of 70% or $9.6 million from 1999 to 2000.

Maintenance revenue was $10.4, $7.7 and $3.5 million in 2001, 2000 and 1999, respectively, representing an increase of 35% or $2.7 million from 2000 to 2001 and an increase 118% or $4.2 million from 1999 to 2000. The sequential increases in maintenance revenue were due primarily to new licenses and an increased effort to renew the maintenance agreements within the existing customer base. We expect maintenance revenue to continue to rise during 2002 as a result of our effort to continue to increase our installed base of customers and maintain consistent maintenance renewal rates.

Professional services revenue was $11.2, $15.9 and $10.4 million in 2001, 2000 and 1999 respectively, representing a decrease of 29% or $4.7 million from 2000 to 2001 and an increase 53% or $5.5 million from 1999 to 2000. The decrease in professional services revenue in 2001 from 2000 was due to the slow down of the economy and a decline in new license revenue in 2001. The increase from 1999 to 2000 was primarily the result of our concerted efforts to involve the consulting organization in license transactions for related installation and implementation projects, which led to higher customer satisfaction and follow-on sales opportunities in the subsequent periods.

Sagent continued to grow internationally as such our international revenue was 28% or $13.4 million, 13% or $7.6 million and 12% or $5.8 million of our total net revenue in 2001, 2000 and 1999, respectively, representing increases of $5.8 million or 76% from 2000 to 2001 and $1.8 million or 31% from 1999 to 2000. This increase is attributed mainly to expansion of our international operations during 2000 and 2001 as well as stronger overseas market demand for our products. A significant portion of our total revenue is currently derived from international sales and therefore subject to its related risks, including general economic conditions in each country, the strength of international competitors, different tax structures, difficulty of managing an organization spread over various countries, changes in regulatory requirements, compliance with a variety of foreign laws and regulations, longer payment cycles, and the volatility of exchange rates in certain countries. A portion of our business is conducted in currencies other than the U.S. dollar and their affect on our total revenues were immaterial during 2001 and 2000. Foreign exchange rates will continue to affect our total revenue and results of operations depending on the U.S. dollar strengthening or weakening relative to foreign currencies. Unfavorable changes in each country’s general economic and political environment or foreign exchange rates may a material adverse impact on our total revenue and results of operations.

Cost of Revenue

Cost of revenue from license sales consists primarily of license fees paid to third parties for integrated technology, royalties, fees paid to third party providers of data and data updates, product packaging, shipping media and documentation. Cost of revenue from license sales was $3.9, $2.2 and $3.2 million in 2001, 2000, and 1999, respectively, representing 15%, 6% and 9% of license revenue in the respective periods. The increase in absolute dollar amount from 2000 to 2001 was primarily due to an increase in fees paid to third parties for integrated technology license fees and royalties impairment. The decrease in absolute dollar amount from 1999 to 2000 were primarily due to reduced integrated technology license fees, royalties, reductions in headcount, and increased efficiencies in packaging, shipping, media and documentation expense.

Cost of service consists primarily of personnel costs associated with providing software maintenance, technical support, training and consulting services. Cost of service was $10.5, $10.5 and $7.0 million, in 2001, 2000 and 1999, respectively, representing 49%, 45% and 50% of services revenue in the respective periods. The percentage increase from 2000 to 2001 was primarily due to lower utilization of professional services consultants. The increase in absolute dollar amounts from 1999 to 2000 was primarily due to increases in technical support staff and consultants. The percentage decreases were due to improved utilization of consulting personnel, increased productivity of our customer service and a reduction in the use of outside consultants.

Included in cost of revenue, Sagent also incurred licensed technology impairments of $1.9 and $0.3 million in 2001 and 2000, respectively, as such licensed technology were no longer expected to be utilized in our future product sales.

Gross Profit

Gross profit was $31.2, $45.2 and $36.3 million in 2001, 2000 and 1999, respectively, representing 66%, 78% and 76% of total revenue in the respective periods. The decline from 2000 to 2001 was primarily attributed to the $1.6 million charge for the impairment of licensed technology and an increase $1.6 million in the cost of revenue for license and service. The increase from 1999 to 2000 was primarily due to an increase in revenue and lower cost of sales for licenses.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel, commissions, travel, sales and marketing programs, branch sales facilities and distributor’s commission. Sales and marketing expenses were $37.4, $37.1 and $25.6 million in 2001, 2000 and 1999, respectively, representing 79%, 64% and 53% of total revenue in the respective periods. The sales and marketing expenses remained constant in 2001 and 2000. In 2001, Sagent incurred $2.5 million expenses in connection with its international expansion and $0.3 million in distributor’s commissions. These overall increases were offset in part by the decreases of $0.5 million for closing branch sales offices, $0.5 million in commissions, $0.4 million in travel and entertainment expenses and $1.4 million in sales and marketing expenses as a result of decline in new license fees and implementation of cost cutting measures to control discretionary spending. The increase from 1999 to 2000 reflects the additional expenses that Sagent incurred in building the direct and indirect sales organizations, the cost associated with restructuring of our sales force in 2000 and expansion of Sagent’s operation internationally.

We expect sales and marketing expenses to decrease as a percentage of total revenue, provided that our efforts to improve and expand our sales organization are successful in growing our revenue and increasing our sales productivity.

Research and Development

Research and development expenses consist primarily of personnel and related costs associated with the development of new products, the enhancement and localization of existing products, quality assurance, testing and facilities. Research and development expenses were $13.6, $16.7 and $11.2 million in 2001, 2000 and 1999, respectively, representing 29%, 29% and 23% of total revenue in the respective periods. The decline from 2000 to 2001 in absolute dollar amount was attributable to cost cutting measures, including $2.9 million decrease in salary and related fringe benefits and $0.2 million net decrease in other expenses as a result of the restructuring plan to reduce headcount and control discretionary spending. The increase from 1999 to 2000 was primarily due to significant investment in the form of additional personnel cost and capital equipment was incurred to develop new versions of our software products, new product offerings and localization enhancements of existing products for foreign countries.

We are committed to maintain the same level of investment in research and development in the future. We expect that research and development expenses will increase modestly in the future, even though we anticipate it will decrease as a percentage of total revenue.

General and Administrative

General and administrative expenses consist primarily of personnel costs for finance, human resources, information systems and general management as well as legal, and accounting, bad debt expenses. General and administrative expenses were $13.5, $15.1 and $4.4 million for 2001, 2000 and 1999, respectively, representing 29%, 26% and 9% of total revenue in the respective periods. The decline from 2000 to 2001 in absolute dollar amounts was attributable to cost cutting measures, including $1.1 million savings resulting from the closing of offices, $2.5 million decrease in bad debt expense and $2.0 million decrease in legal fees related to litigation. These decreases were offset in part by the increases of $1.0 million in compensation resulting from officers’ loan forgiveness, $0.4 million in reserve for notes receivable, $1.3 million in capital lease amortization, $0.8 million in audit and related services and $0.6 million in administrative expenses for the new subsidiaries. The absolute dollar amount increase from 1999 to 2000 was primarily due to the settlement of litigation, large non-recurring third party professional fees, recruitment and relocation of our senior management team, certain executive compensation charges and increase in bad debt expense.

We believe that general and administrative expenses in 2002 will decline in absolute dollar amounts and as a percentage of revenue due to cost cutting measures enacted in the later part of 2001.

Stock-Based Compensation

In 2000, Sagent granted restricted stock to an officer and recorded deferred stock-based compensation of $1.7 million, this amount represents the difference between the fair value of our stock and the purchase price at the date of grant. This deferred stock-based compensation is being amortized to operating expense over a four-year vesting period. Sagent also recorded deferred stock-based compensation of $0.4 and $0.5 million in 2001 and 2000, respectively, related to the issuance of options to employees. These amounts have been included in prepaid compensation under other current assets. The amounts were computed using the Black-Scholes option valuation model and the related amortization is being charged to operating expenses over the terms of these consulting agreements. In addition, we recorded $2.7 million of stock-based compensation in conjunction with certain stock options granted in the acquisition of QMS in 1999, which was expensed in full to operating expenses for the year ended December 31, 1999. Deferred stock-based compensation is presented as a reduction of stockholders’ equity. Amortization of stock-based compensation amounted to $ 0.4 and $0.2 million in 2001 and 2000, respectively. Other related stock-based compensation amounted to $ 0.4, $ 0.5 and $ 2.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. These amounts are being amortized over the respective vesting periods of these equity instruments in a manner consistent with Financial Accounting Standards Board Interpretation No. 28.

Amortization of Goodwill

Amortization of goodwill was $2.4, $2.0 and $0.5 million in 2001, 2000 and 1999, respectively, representing 5%, 3% and 1% of total revenue in the respective periods. Goodwill represents the excess of the aggregate purchase price over the fair value of the tangible and identifiable assets we have acquired. Sagent amortizes goodwill on a straight-line basis for a period of five years. Beginning January 1, 2002, Sagent will adopt SFAS 142. Sagent expects to complete the first of the required impairment tests of goodwill during the first half of 2002. The effects of these tests on the earnings and financial position of Sagent are not expected to be material. Upon the adoption of SFAS 142, Sagent will cease to amortize approximately $7.5 million of goodwill. Sagent has recorded $2.4 million of goodwill amortization in the year ended December 31, 2001 and was anticipating an additional $2.4 million in the year ended December 31, 2002.

Asset Impairment

Asset impairment charges of $3.4 million in 2001 consisted of $1.8 million reserve on shareholders’ notes, $1.2 million impairment of prepayments for data center services, $0.3 million reduction in the carrying value of goodwill, and $0.1 million of other losses related to the closing of a remote facility.

Restructuring Cost

The restructuring cost is the result of a restructuring program approved by our Board of Directors in December 2001 aimed at streamlining the underlying cost structure to better position us for growth and improved operating results. The reductions came from all areas of the organization and as of December 31, 2001, the majority of these terminations were completed and resulted in a restructuring charge of $0.7 million, which consisted of $0.3 million related to reduction in workforce and $0.4 million in estimated facility and exit costs that were associated with the closing of two facilities.

Merger Related Charges (Credit)

As a result of the business combination with QMS on December 11, 1999, which was accounted for as a pooling of interests, we estimated merger-related costs of $4.6 million. These costs included transaction costs, write-off of duplicate equipment and other assets, and severance pay and outplacement for nine employees. In 2000, the remaining balance of $2.3 million in accrued merger related costs was reversed resulting in a credit on the consolidated statement of operations.

Interest Income

Interest income decreased to $0.6 million in 2001, from $1.4 million in 2000 and $1.2 million in 1999. Interest income was earned primarily from investments in cash equivalents and short-term marketable securities as a result of a higher average cash and investment balances which were derived from operations and the net proceeds from the initial public offering in 1999. During 2000, Sagent liquidated or sold the remaining balance of marketable securities, as result, the interest income was decreased substantially in 2001.

Interest Expense

Interest expense was $0.5, $0.1 and 0.2 million in 2001, 2000 and 1999, respectively. The higher costs in 2001 and 1999 were primarily due to interest attributable to an increase in capital lease arrangements in 2001 and interest on the bank loan in 1999.

Other Income (Expense), net

Net other income was $0.8 million in 2001 compared with net other expense of $0.5 million in 2000. Net other income of $0.8 million in 2001 consisted of $0.4 million gain from settlement of litigation in relation to Convergent lease agreement, recognition of $0.7 million of minority interest in equity loss in Sagent Asia/Pacific offset by $0.2 million impairment of investment in NetAcumen and $0.1 million in loss of disposal of long-lived assets. The net other expense in 2000 consisted mainly of equity loss in investment and loss on disposal of long-lived asset.

Income Tax Expense

Income tax expense was $0.5, $0.5 and $0.3 million in 2001, 2000 and 1999, respectively. Income tax expense consists mainly of state franchise, local tax and foreign withholding tax. The increase from 1999 to 2000 was attributable mainly to the foreign withholding tax assessed on the revenue generated from our effort to expand into the international market in 2000. The amount was consistent in 2001 compared that of 2000.

At December 31, 2001, we had available net operating loss carryforwards for federal and state income tax purposes of approximately $77.7 million and $35.0 million, respectively. The federal net operating loss carryforwards expire beginning in 2010. State net operating net loss carryforwards expire beginning in 2002. At December 31, 2001, we also had available research and development credit carryforwards for federal and state income tax purposes of approximately $2.2 million and $1.4 million, respectively.

For federal and state tax purposes, a portion of our net operating loss carryforwards may be subject to certain limitation on annual utilization due to changes in ownership, as defined by federal and state tax law.

Due to the uncertainty surrounding the realization of the deferred tax asset in future tax returns, we recorded a valuation allowance against all of our net deferred tax assets. Tax expense for the year ended December 31, 2001 consisted of mainly state taxes and foreign withholding taxes.

Liquidity and Capital Resources

As of December 31, 2001, Sagent’s principal source of liquidity consisted of $15.6 million of unrestricted cash and cash equivalents and $0.8 million restricted cash in the form of money market account and certificate of deposit. Since inception, we have funded our operations primarily through private sales of equity securities, the use of equipment leases and the initial public offering of our common stock in April 1999, not from cash generated by our business.

Net cash provided by financing activities was $30.9 million in 2001, due primarily from the net proceeds of $32.5 million in connection of the two private placements completed in February and August of 2001. Net cash provided by financing activities was $3.2 million in 2000, primarily from the proceeds related to issuance of common stock upon exercise of stock option and employee stock purchase plan (ESPP). Net cash provided by financing activities was $45.5 million, due primarily from the net proceeds of our initial public offering of $46.3 million.

Net cash provided by investing activities was $1.0 million and $13.1 million in 2001 and 2000, respectively. Net cash used by investing activities was $25.4 million during 1999. Net cash provided by investing activities was primarily due to $2.3 million cash receipt in purchase of Sagent Asia/Pacific Pte. Ltd. in 2001, and sale of marketable securities for $62.0 million in 2000. Net cash used for investing activities was primarily due to purchase of certain property and equipment for $0.5 million, $3.5 million and $2.9 million in 2001, 2000 and 1999, respectively.

Net cash used in operating activities was $22.6 million, $25.9 million and $7.6 million in 2001, 2000 and 1999, respectively. For such periods, net cash used in operating activities was primarily the result of the funding of our ongoing operations.

Accounts receivable decreased 14% during 2001 due to a decline in gross revenue as well as improvement in accounts receivable days sales outstanding (DSO). Sagent calculates its DSO on a “net” basis by dividing the average accounts receivable at the beginning and the end of the quarter by the revenue recognized, plus net change in deferred revenue, for the quarter multiplied by the number of days during that quarter. There was improvement in collections of accounts receivables during 2001, specifically in the fourth quarter of 2001 compared to the fourth quarter of 2000. DSO was at 82 in the fourth quarter of 2001 compared to 91 in the fourth quarter of 2000.

The following is a summary of our future minimum payments under contractual obligations as of December 31, 2001:

	2002	2003	2004 and there after	Total
	(amount in million)
Capital leases	$2.4	$1.4	$—	$3.8
Operating leases	3.1	2.0	0.6	5.7
Purchase obligations	0.6	0.1	—	0.7

	$6.1	$3.5	$0.6	$10.2

Purchase obligations relate to Sagent’s future commitments pertained to software maintenance for the acquired technology and data renewal contract.

In November 2001, Sagent entered into a $5 million line of credit agreement with a financial institution collateralized by certain of our assets. The line consists of advances against eligible accounts receivable in an aggregate amount not to exceed the lesser of the committed revolving line of the borrowing base, less any outstanding letters of credit, foreign currency exchange contracts, or any other extension of credit by the financial institution. Advances against the revolving line bear interest at the bank’s prime rate plus 1%. The line of credit expires on October 5, 2002. As of December 31, 2001, Sagent has not utilized the credit line. As of December 31, 2001, the Company was not in compliance with certain of the financial covenants of the line of credit agreement. As a result, the bank required us to maintain $0.8 million cash equivalents on deposits to support the stand by letters of credit, which is classified as restricted cash on the consolidated balance sheets. The Company is evaluating offers for a replacement credit facility with less restrictive terms. If the Company does not secure such a credit facility or improve its financial performance or liquidity to comply with the financial covenants, the line of credit and deposits supporting the stand by letters of credit will remain unavailable.

Sagent has entered into several agreements to finance computer equipment leases. Sagent financed the acquisition of property and equipment, primarily computer hardware and software, and leasehold improvements and furniture totaling $4.0 million and $1.6 million in 2001 and 2000, respectively, through capital leases. Sagent has also entered into several agreements to lease sites in California and several other states as well as in other countries in which it has sales operations. Sagent is also under obligation to pay certain maintenance fees to third party vendors.

Our ability to grow sales and manage our expenses will have a direct impact on our liquidity and capital resources. Factors which are reasonably likely to impact our ability to maintain or grow revenues are as follows:

•	general economic conditions and the information technology spending environment;

•	the growth or contraction of the enterprise intelligence software market;

•	competition from other participants in the enterprise intelligence software market;

•	our ability to expand our direct and indirect sales channels;

•	our ability to maintain and expand our marketing, technology and distribution relationships;

•	our access to licensed technologies integrated in our products and services

•	market acceptance of Internet solutions;

•	our ability to manage our international expansion;

•	our ability to protect our intellectual property rights; and

•	our ability to anticipate and respond to technological change.

We believe that our existing cash balances and any cash provided by operations will be sufficient to meet our operating requirements for the next 12 months. Thereafter, we may require additional funds to support our operating requirements and may seek, even before such time, to raise additional funds through public or private equity financing, debt financing or any other sources. There can be no assurance that additional financing will be available at all, or that if available, such financing will be obtained on terms favorable to us and would not result in additional dilution to our stockholders. If we are unable to raise additional capital, we will take actions to conserve our cash balances, including significantly reducing our operating expenses, downsizing our staff and closing existing branch offices, all of which could have a material adverse effect on our business financial condition and our ability to reduce losses or generate profits.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations” requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The adoption of SFAS No. 141 has not had a significant impact on our financial statements.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”, which is effective for fiscal year beginning after December 15, 2001. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. Upon adoption of SFAS No. 142, the Company will cease to amortize approximately $ 7.5 million of goodwill, Sagent had recorded $2.4 million of goodwill amortization in the year ended December 31, 2001and was anticipating approximately $2.4 million of amortization during 2002. In lieu of amortization, the Company will be required to perform an impairment review of its goodwill balance upon the initial adoption of SFAS No. 142. The impairment review will involve a two-step process as follows:

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Step 1—the Company will compare the fair value of its reporting units to the carrying value, including goodwill of each of those units. For each reporting unit where the carrying value, including goodwill, exceeds the unit’s fair value, the Company will move to step 2. If a unit’s fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

•
Step 2—the Company will perform an allocation of the fair value of the reporting unit to its identifiable tangible and non-goodwill intangible assets and liabilities. This will derive an implied fair value for the reporting unit’s goodwill. The Company will then compare the implied fair value of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

The Company expects to complete the initial review during the first half of 2002. The Company does not expect to record an impairment charge upon completion of the initial review, however, there can be no assurance that at the time the review is completed a material impairment charge will not be recorded.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No.143, “Accounting for Asset Retirement Obligations.” SFAS No. 143. requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long- lived asset. Since the requirement is to recognize the obligation when incurred, approaches that have been used in the past to accrue the asset retirement obligation over the life of the asset are no longer acceptable. Statement No. 143 also requires the enterprise to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. The provision of SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We do not expect the adoption of SFAS No. 143 to have a material effect on our consolidated results of operations or financial position.

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No.30, “Reporting the Results of Operations—Reporting the Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of business. The provision will be effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal periods. The Company plans to adopt the provision on January 1, 2002. We do not expect the adoption of SFAS No. 144 to have a material effect on our consolidated results of operations or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

The following discusses our exposure to market risk related to changes in interest rates, foreign currency exchange rates and equity prices. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Risk Factors That May Affect Results” beginning on page 5.

Interest Rate Risk

Our exposure to market risk related to changes in interest rates is primarily due to our highly liquid investments. We do not use derivative financial instruments. The primarily objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. Our investments consist primarily of highly liquid investments and certificate of deposits. Due to the nature of our investments, we believe that there is no material risk exposure. All investments are carried at cost, which is approximates market value. At December 31, 2001 and 2000, we had $15.6 and $6.4 million, respectively, in cash and cash equivalents.

In 2001, Sagent has a $5 million line of credit agreement with a bank collateralized by the assets of the Company. The line consists of advances against eligible accounts receivable in an aggregate amount not to exceed the lesser of, the committed revolving line or the borrowing base, less any outstanding letters of credit. Advances against the revolving line bear interest at the bank’s prime rate plus 1%, the prime rate was at 4.75% at December 31, 2001. Although we have no outstanding balance under the line of credit, we may borrow under the line in the future. If we do so and market interest rates rise, then our interest payments would increase accordingly.

Foreign Currency Exchange Rate Risk

The majority of our operations are based in the United States, and, accordingly, the majority of our transactions are denominated in U.S. Dollars. However, we do have foreign based operations where transactions are denominated in foreign currencies and are subject to market risk with respect to fluctuations in the relative value of currencies. Currently, we have operations throughout Asia, Asia Pacific, Europe, Middle East, South Africa and Latin America and conduct transactions in the local currency of each location. To date, the impact of any fluctuation in the relative value of other currencies has not been material. However, we will continue to monitor our exposure to currency fluctuations, and, when appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not harm our business in the future.

BUSINESS

Sagent offers a complete business intelligence software platform that allows business users and Information Technology (IT) departments to work together to integrate, analyze, deliver and understand information. Our technology and proven implementation methodology reduce the time and expense required to deploy custom business intelligence solutions. Our technology also forms the basis for multiple partner solutions that address the needs of specific vertical and functional application areas.

More than 1,500 customers in a variety of market segments have realized the value of Sagent-based solutions and have experienced an immediate return on their investments.

Sagent was incorporated in California in April 1995 under the name Savant Software, Inc. In June 1995, we changed our name to Sagent Technology, Inc. In September 1998, we reincorporated in Delaware. References in this prospectus to “Sagent,” “we,” “our” and “us” refer to Sagent Technology, Inc. and its subsidiaries, unless the context otherwise requires. Our principal executive office is located at 800 W. El Camino Real, Suite 300, Mountain View, California 94040, and our telephone number at that office is (650) 815-3100.

Industry Background

A company’s information—about its customers, products and operations—has become a critical and strategic asset. As organizations pursue more complex operational strategies, their need for timely information increases. With businesses seeking to improve time to market and respond to rapidly changing market conditions, decision-making processes are becoming more distributed, thus heightening the need for broader dissemination of information throughout the enterprise. The Internet has given organizations the ability to share information internally and externally on a cost-effective basis and has dramatically increased the number of people who can receive and access information.

Companies are looking for new, more effective ways to identify, qualify and sell to customers while they are at a company’s website, call center, or store location. Many businesses use data about customers’ prior buying habits to target marketing activities and create compelling offers for new products or services. But this historical data only delivers part of the picture. By augmenting the data collected during each customer interaction with value-added external information—such as demographic, firmographic, and geographic content—companies can get a clearer picture of who their customers are and what they need. Having a complete view of the customer enables companies to improve customer relationships and identify new opportunities for selling, cross-selling, and up-selling. Moreover, by understanding the actual geographic location of a customer’s household, and the customer’s proximity to services and potential hazards, companies can make rapid assessment of customer value as well as risk.

In addition to gaining insight into customers, today’s companies also require a better understanding of their own operations. To improve the timeliness and quality of critical business decisions, companies must give front-line managers the ability to rapidly develop, track, and respond to key business metrics. Empowering employees to make better operational decisions requires an information supply chain that delivers a thorough understanding of all business processes. However, the critical business information companies need to facilitate strategic decision-making is often locked up in multiple, disparate applications, databases, and legacy systems across departments, divisions, and the enterprise.

Finally, with many companies seeking to develop analytic applications that give them insight into their business, a new challenge for the industry is to deliver rapid results (a driver behind packaged applications) while accommodating the business models that are unique to each company (traditionally accomplished through custom-coded solutions). Organizations want to preserve the company-specific analytics that mirror their objectives, processes and “go to market” strategy, but are anxious to leverage pre-built industry or functional-area content to accelerate time to deployment and reduce implementation costs.

Solution

Sagent provides business users with a complete business intelligence platform and lifecycle methodology that simplifies the steps to business insight, minimizes project costs and risks, and creates new opportunities for rapid business analysis. Our solutions are designed to organize disparate data and support thousands of users as they pursue goals such as reduced operational costs, increased profitability, and improved customer retention. We combine subject matter expertise with pre-built metrics and data extraction components for specific functional areas to rapidly deliver results that fit each individual company.

To augment our in-house capabilities, Sagent has partnered with leading subject matter experts in industries such as retail, banking, insurance, finance, energy, government and telecommunications. We work closely with these experts to create semi-custom solution packages that are targeted at specific business problems. Each package has an aggressive implementation schedule and an attractive timeline for return on investment. Our implementation partners and we initiate a joint consulting engagement that follows our Business Intelligence Lifecycle, and uses our Business Intelligence Platform and its built-in analytics as an enabling infrastructure for solution construction and deployment.

Since Sagent is a technology company focused on business solutions, we partner with leading regional and global systems integrators to leverage our manpower, business expertise and presence in the global business intelligence marketplace. Through partner alliances with companies such as Cap Gemini Ernst & Young, Satyam Computer Services and Affiliated Computing Services (ACS), Sagent offers its customers the ability to expand their plans to include enterprise-wide deployments that cross departmental, divisional and international boundaries.

Sagent offers many examples in which this model has been successfully applied. In the U.S. insurance industry, we have helped several companies to improve their business by systematically managing underwriting risk and by matching insurance product offerings with customers based on a specific geographic location. In the telecommunications industry, this same spatial analysis capability is being used with wire line and facility location data to pre-qualify customers for Digital Subscriber Line (DSL) technology that enables high-speed communications over existing telephone networks. In the credit union marketplace, we have helped customers such as Boeing Employees Credit Union, Provident Central Credit Union and Hughes Aircraft Employees Federal Credit Union build complete views of their customers and replace their legacy systems. Each of these implementations leveraged our or our partners’ subject matter expertise to rapidly deploy custom analytic solutions that addressed specific business problems.

Products and Services

The Sagent Business Intelligence Lifecycle

Sagent’s products are organized around the concept of a complete Business Intelligence (BI) Lifecycle—a business-focused process for managing the design, technical implementation and deployment of custom Business Intelligence solutions. With the BI Lifecycle, Sagent simplifies Business Intelligence so companies can deal with the real complexities that face their businesses. The BI Lifecycle brings together people, process and technology to close the gap between the amount of information available to the business and the number of key decisions that need to be made.

The Business Intelligence Lifecycle consists of seven distinct phases, each of which is supported by one or more Sagent products or services:

Design

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Sagent supports a proven, repeatable methodology that encompasses business requirements analysis, project management, data warehouse design, system implementation and end-user training (Sagent Design Workshop, Sagent ROI Analysis Workshop)

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Sagent professional services consultants deploy these techniques quickly and efficiently through proof of concepts, design workshops, formal classroom training and onsite mentoring of project staff (Sagent Educational Services, Sagent RightStart Workshop)

Connect

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Sagent has the ability to understand a wide variety of data source formats spanning the spectrum from old legacy applications to the latest e-business systems (Sagent DirectLink for Mainframe and AS/400, Sagent DirectLink for R/3, Sagent Load Server, Sagent Access Server)

•	Sagent customers interact with an easy-to-use visual design environment that lets them quickly evaluate and assimilate new sources of data (Sagent Design Studio)

Cleanse

•	Sagent includes a powerful set of functions that can be used to systematically cleanse data and put it in a format that is appropriate for business analysis (Sagent Load Server)

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Address information can be easily corrected to help companies obtain a complete and accurate view of their customers and suppliers (Sagent Address Cleanser / Coder, Sagent Address Broker, Sagent Merge/Purge)

Integrate

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Sagent can process massive amounts of data using all of the computing power available on any sized server, and can support the daily processing requirements of any sized organization (Sagent Load Server)

•	Sagent joins, merges and consolidates multiple streams of data in real time, and supports both database loading and presentation of data (Sagent Load Server, Sagent Access Server)

Analyze

•	Sagent allows business users to work with their data using analytic components that connect together in flexible ways and do not require programming (Sagent Access Server, Sagent Information Studio)

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Sagent’s analytical component library includes solutions for forecasting, statistical analysis and geo-spatial determination (Sagent Forecaster, Sagent Analytical Calculator, Sagent Point in Polygon and Sagent Closest Site Transforms)

Deliver

•	Sagent provides a web-based, thin-client information delivery infrastructure that scales to hundreds and thousands of users across both intranets and extranets (Sagent WebLink, Sagent iPortal)

•	Sagent enables real-time analysis through an intuitive, easy-to-use browser-based interface that can be understood by beginners and exploited by power users (Sagent iStudio)

•	Sagent enables information delivery through third party delivery tools including Business Objects and Crystal Decisions (Sagent Access Server)

Understand

•	Sagent provides built-in support for online analytical processing (OLAP) using data in relational databases from leading vendors such as Oracle, Microsoft, IBM and Sybase (Sagent Analysis)

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Operational reports can be easily deployed to large numbers of users with excellent performance and a high-degree of reliability, and can also be extended for use with 3rd-party front-end tools such as Microsoft Excel and Crystal Reports (Sagent Reports, Sagent iStudio)

Sagent’s Products

Sagent Business Intelligence Platform

Sagent’s Business Intelligence Platform is a complete, open and high-performance software infrastructure that supports every phase of the BI Lifecycle and allows companies to aggressively develop custom analytic solutions that yield insight into their customers and business operations. The platform consists of several key components that integrate with a growing number of data integration and information delivery tools from Sagent and 3rd-party providers.

Sagent Data Flow Server

The Sagent Data Flow Server is multi-user application server that processes disparate sources of data and prepares it for use within analytical applications. When it is bundled with the foundation library, the Data Flow Server is sold as the Sagent Data Load Server and is used for data warehouse construction and maintenance. When it is bundled with the display library, the Data Flow Server is sold as the Sagent Access Server and is used to prepare information for use within reporting and analysis tools

Sagent Repository

The Sagent Repository stores all of the technical metadata (data about data) required to create and manage data warehouses, as well as the information required for deploying Sagent access plans to front-end tools. The Sagent Repository is open, and can be hosted on any of the popular relational databases.

Sagent Analytical Component Libraries

Business Intelligence professionals and business analysts use our analytic components to solve a broad variety of data integration and data analysis problems. Analytic components are discrete software components that can be created, installed and upgraded independently of one another. Analytic components package the knowledge, methods and best practices developed by subject matter experts and allow it to be implemented by business users with minimal training.

Sagent WebLink

WebLink is the server layer that connects the Data Flow Server to the Internet. It provides a robust, scalable interface to web servers and web application servers. WebLink allows corporate developers and our system integration partners to create and deploy custom analytic solutions over corporate intranets and the Internet

Research and Development

Product Enhancements from QMS Acquisition

Our acquisition in December 1999 of Qualitative Marketing Software, Inc., or QMS, further enhanced the capabilities of our product suite. With the QMS technologies, we now provide tools and services for data quality, enhancement and profiling. These products enable our customers to supplement the data they already have with value-added external information—such as demographic, firmographic, and geographic content. This enables a number of important applications for marketing, customer service, and customer relationship management, including:

•	Data enhancement—records are appended with neighborhood, household, and business information U.S. Census demographics and national consumer and business data.

•	Spatial enhancement and analysis—records are appended with address-level latitude and longitude coordinates.

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Address standardization, correction and verification—records are checked against the official U.S. and Canada Postal Services deliverable address database for address correction and addition of ZIP+4, carrier route, delivery point bar code data, line-of-travel codes and more.

•	Householding and record consolidation—data from diverse sources are consolidated to combine records of people living under the same roof into a single record.

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Move updating—our technology matches customer and prospect databases against approximately 16 million individuals and businesses in the USPS FAST forward database that have changed addresses during the past six months. When a match is found, that record is updated automatically.

Release of Sun-based Solution

In Q1 2001, we passed a critical development milestone with the release of the internationalized Sagent Solution for the Sun Microsystems Solaris platform. During the year we won major new accounts with the new Solaris release including SunGard Securities, Pinnacle West Energy, California State AAA Insurance, Mentor Graphics, CTC (largest Sun reseller in the world), Singapore Telephone and NTT DoCoMo.

Release of Sagent Solution 4.5i

In Q3 2001, we released Sagent Solution 4.5i. This was a major milestone for Sagent, as it was the first product release for both NT and Solaris, with simultaneous domestic and international availability. The release incorporated significant performance enhancements (50% improvement), new analytic transforms, and iStudio —Sagent’s first web-based reporting solution. Of the new customers in 2001, over 30 percent purchased the complete Sagent Solution—confirming the market’s growing requirement for an end-to-end business intelligence solution.

Integrated Business Intelligence Solution for Mainframes

In Q4 2001, we launched our new integrated business intelligence solution for mainframe computers and IBM AS/400 mid-range computers. This capability allows for data extraction and data integration without time-consuming, tedious programming.

In Q4 2001, we were granted a new patent by the U.S. patent office for our unique metadata definitions process, illustrating our continued and innovative technology leadership.

Further Product Development

We intend to continue making substantial investments in research and development and related activities to maintain and enhance our product lines. Product development is based upon a consolidation of the requirements from the BI markets, existing customers, technical support and engineering. Sagent provides documentation, quality assurance and delivery and support capabilities (as well as product design and implementation) for our products. There can be no assurance that we will be able to complete these engineering activities in a timely or successfully manner, and the failure to do so could have a material adverse effect upon our business, operating results and financial condition.

Services

To complement our product offering, we also offer professional consulting and training services to help customers achieve fast and full value from their implementation of the Sagent Solution. Sagent Professional Services, or SPS, provides a wealth of product and industry experience, from project definition and application development to deployment, training, and ongoing support.

Sales and Marketing

We are focused on building market awareness, acceptance of our products and services, and on developing strategic partnerships. Key components of our marketing strategy are image and awareness building, direct marketing to both prospective and existing customers, a strong Internet presence, and marketing activities with key local and global partners. Our corporate marketing strategy includes extensive public relations activities, lead generation campaigns and presentations at conferences and trade shows. Our direct marketing activities include participation in selected trade shows and conferences, targeted advertising, direct mail efforts to existing and prospective customers, and local, regional and on-site and web-based seminars. Our corporate website is also used to generate leads for follow-up by our sales organization. Our inside sales group provides telemarketing support, as well as qualification of leads from other channels. Our partner and channel marketing activities help to recruit, train, support and conduct cooperative marketing with technology partners, resellers and value-added resellers. These programs help to foster strong relationships with our partners and take advantage of opportunities for marketing leverage. Our marketing organization also provides a wide-range of programs, materials and events to support the sales organization in its efforts. We have several strategic relationships, including Hyperion Solutions, Advent Software, Cap Gemini Ernst & Young, EDS, UNISYS and Microsoft.

In 2001 we created subsidiaries in the Netherlands, Australia and Mexico. We gained majority ownership in our Asia Pacific joint venture, a joint venture between Sagent and eGlobal. We also entered into an agency agreement with a distributor in Italy.

In Q3 2001, we signed a system integrator agreement with Satyam in India, an end-to-end IT solutions provider. In Q4 2001 we closed a major OEM contract and strategic partnership with Hyperion to embed various components of our technology into Hyperion’s Business Intelligence Platform, and to have Hyperion resell certain Sagent products to their customers. We also signed a systems integration agreement with Cap Gemini Ernst & Young, which yielded five new customers. In Q4 2001, we signed a joint sales and marketing agreement with CTC, the largest Sun distributor in the world. Lastly, we are continuing to have success with system integrator partner, UNISYS, particularly in Latin America.

The sales and marketing staff is based at our corporate headquarters in Mountain View, California. Our inside sales organization is based in Boulder, Colorado. We also have field sales offices in 12 locations around the United States, and 13 field sales offices in countries throughout the world.

Indirect Sales

We have grown our indirect sales channel by focusing on expanding our relationships with partners who create Sagent-integrated solutions for the needs of companies globally, who resell our product line, who are certified experts in delivering custom application consulting and implementation, and those who extend our marketing reach. About twenty-five percent (25%) of Sagent’s 2001 revenue was generated through such indirect channels. These channels included the following:

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Independent Software Vendors (ISV’s)—OEM partners embed Sagent products in their own applications to form specialized analytical solutions for vertical or functional applications. Key partners include Advent Software, Hyperion Solutions, Risk Management System (RMS) and Siebel Systems.

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Systems Integrators—Systems integrator partners deliver custom application consulting and related implementation, integration, and/or training services. Key systems integrator partners include ACS, Cap Gemini Ernst & Young, and Satyam.

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Alliance Programs—Alliance partners cooperatively position and market the benefits of a comprehensive, integrated multi-vendor solution to the marketplace. Key alliance partners include Microsoft and Sun Microsystems.

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Distributors—To complement our global sales efforts and address certain international markets, Sagent uses resellers and distributors to market many of our products. Key distributors include Fujitso, Intec and Kavasaki.

Sagent offers a compelling value proposition to partners; for example, for ISV partners, Sagent provides business intelligence extensions to partner product lines. By taking advantage of our visual programming interface and fully integrated analytic components, ISV partners achieve faster time to market and lower their non-recurring engineering costs and maintenance costs.

Sagent enables solutions-oriented sytem integrator (SI) partners to lower software integration costs and offer feature-rich products that permit more rapid deployment of the initial solution. Total software costs, with Sagent Solutions, are typically less than alternatives (e.g., AB Initio, Informatica, Ascential, Cognos, Microstrategy, Trillium, Firstlogic, etc.) because Sagent offers a complete solution, with products that address the entire Business Intelligence Lifecycle. Sagent’s SI partners are able to increase consulting margins by entering fixed-bid engagements with confidence and focusing on higher margin business process consulting for solution deployment.

Sagent has a comprehensive SI partner program. Certified SI partners are entitled to participate in programs such as: discounted consultant training, practice/project leader awareness, joint sales & marketing, development and demonstration software licenses, and user conferences.

Customers

We currently have more than 1,500 customers throughout the world and across such diverse industries as insurance, financial services, retail, e-commerce, healthcare and telecommunications. The following are several of our larger customers:

•	Allstate

•	Boeing Credit Union

•	California State Auto Association

•	Carrefour (France)

•	Fujitsu (Japan)

•	Haht Software

•	Hughes Aircraft

•	Hyperion

•	IndyMac Bank

•	Kawasaki Steel (Japan)

•	Nationwide (UK)

•	OfficeMax

•	Risk Management System

•	Sears

•	Siebel Systems

•	Telcordia

•	Tickets.com

•	United Health Group

•	Unisys

We had no single customer during 2001 that accounted for 10% or more of our total 2001 revenues. Sales to customers located outside the United States accounted for 28% of our total 2001 revenue.

Competition

We operate in an intensely competitive, highly fragmented, and rapidly changing market. Our current and potential competitors offer a variety of software solutions and generally fall within five categories:

•	Vendors of packaged analytic applications such as Informatica, Broadbase, E.Piphany;

•	Vendors of business intelligence software such as Cognos, Brio, MicroStrategy, and Hummingbird;

•	Vendors of data warehousing/data mart infrastructure environments such as Informatica, Ascential, and Acta;

•	Database vendors that offer products which operate specifically and only with their proprietary database, such as Oracle, IBM, and Microsoft;

•	Data providers and distributors such as Axciom and HotData.

The variety of current and potential competitors, and the emerging nature of the market makes our competitive position uncertain. We have experienced and expect to continue experiencing increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than us. Such competitors may be able to devote greater resources to the development, promotion and sales of their products, or to respond more quickly to changes in customer requirements and/or evolving technology. We anticipate additional competition as other vendors enter the market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which could materially and adversely affect our business, operating results and financial condition.

Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners may establish cooperative relationships with our current or potential competitors, thereby limiting our ability to sell products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect our ability to obtain new licenses, and maintenance and support renewals for existing licenses on favorable terms. Further, competitive pressures may require us to reduce the price of its products, which could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect upon our business, operating results and financial condition.

Our products compete on the basis of the following factors:

•	completeness of solution

•	product features

•	product breadth

•	product quality

•	product performance

•	analytical capabilities

•	access to external information

•	data quality features

•	user scalability

•	web integration

•	data volume scalability

•	ease of use

•	customer support

•	rapid implementation services

•	price

We believe our products presently compete favorably with respect to each of these factors. However, our market is still evolving and there can be no assurance that we will be able to compete successfully against current and future competitors, and the failure to do so successfully could have a material adverse effect on our business, operating results and financial condition.

Intellectual Property

We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position.

We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We hold 5 United States patents. There can be no assurance that our patents will not be invalidated, circumvented or challenged, or that the rights thereunder will provide us with competitive advantages.

There can be no assurance that others will not develop technologies that are similar or superior to our technology or design around any patent that we may come to own. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technology.

We have entered into source code escrow agreements with a number of customers and indirect channel partners requiring release of our source code under certain circumstances. Such agreements provide that the contracting party will have a limited, non-exclusive right to use the code subject to the agreement in the event that:

•	there is a bankruptcy proceeding by or against us;

•	if we cease to do business; or

•	in some cases, if we fail to meet our contractual obligations.

We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could:

•	be time consuming to defend;

•	result in costly litigation;

•	divert management’s attention and resources;

•	cause product shipment delays; or

•	require us to enter into royalty or licensing agreements.

Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition could be materially adversely affected.

Finally, in the future we may rely upon software that we may license from third parties, including software that may be integrated with our internally developed software and used in our products to perform key functions. There can be no assurance that these third-party software licenses will be available on commercially reasonable terms. Our inability to obtain or maintain any third party software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

Employees

As of December 31, 2001, we employed 283 full-time personnel, including 174 in sales and services, 11 in marketing, 73 in research and development and 25 in general and administrative positions. Of these employees, 197 were located in the United States and 86 were employed in other countries.

None of our employees are represented by a labor union. We have experienced no work stoppages and believe that our employee relations are good. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing and finance personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future, or delays in either hiring required personnel, or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

Properties

Our principal offices currently occupy approximately 34,000 square feet in Mountain View, California, pursuant to a lease which expires in October 2003. We also lease a research facility in Boulder, Colorado and have 14 short-term executive suites leases in North America, including locations in:

•	Arizona

•	California

•	Colorado

•	Florida

•	Georgia

•	Illinois

•	Massachusetts

•	New York

•	Texas

•	Virginia

•	Washington

Sagent exited the Florida property as part of its restructuring program approved by the Board of Directors in December 2001. We also have sales offices in Germany, France, Netherlands, Brazil, Japan, Mexico, Australia, and the United Kingdom. We believe that our facilities are adequate to meet our needs for the next 12 months and that, if required, suitable additional space will be available on commercially reasonable terms to accommodate expansion of our operations.

Litigation

From time to time, the Company has been subject to litigation including the pending litigation described below. Because of the uncertainties related to both the amount and range of loss on the pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, the Company will assess its potential liability and revise its estimates. Pending or future litigation could be costly, could cause the diversion of management’s attention and could upon resolution, have a material adverse affect on our business, result of operations, financial condition and cash flow.

In addition, the Company is engaged in certain legal and administrative proceedings incidental to our normal business activities and believes that these matters will not have a material adverse effect on our financial position, result of operations or cash flow.

From October 20, 2000 to November 27, 2000, several class action lawsuits were filed in the United States District Court on behalf of the individual investors who purchased Sagent common stock between October 21, 1999 and April 18, 2000. The claims allege that Sagent misrepresented its prospects for 1999 and the first quarter of 2000. Thereafter, the court consolidated the complaints and selected a lead plaintiff and counsel. A consolidated amended complaint was filed in April 2001. The defendants filed a motion to dismiss the consolidated amended complaint. On September 28, 2001, the court granted the defendants’ motion, and gave the plaintiffs leave to amend the complaint. On December 28, 2001, the class plaintiffs filed a second amended complaint. Defendants filed a motion to dismiss that complaint on February 15, 2002. The hearing on defendants’ motion is scheduled for May 6, 2002.

On November 17, 2000, a derivative lawsuit was filed by a purported Sagent shareholder in the Superior Court of California for the County of San Mateo (the “Fanucci complaint”). On February 9, 2001, a second derivative lawsuit was filed in the Superior Court of California for the County of Santa Clara (the “Hu complaint”). The complaints name certain of our present and former officers and directors as defendants. The Hu complaint also names an investment bank retained by us and an employee of that firm as defendants. We have also been named as a nominal defendant. The principal allegation of the complaints is that the defendants breached their fiduciary duties to Sagent. In July 2001, the two cases were coordinated for pretrial purposes in the Superior Court of California for the County of Santa Clara. Sagent filed a motion to dismiss the Fanucci complaint, on the ground that, among other things, the plaintiff had failed to make a pre-suit demand on the board of directors as required by Delaware law. The officer and director defendants joined in that motion, and also moved to dismiss on the grounds that the complaint fails to allege the asserted causes of action against the individual defendants. Similar motions were filed concerning the Hu complaint.

The parties agreed to defer the Hu proceeding indefinitely, pending the outcome of the Fanucci matter. The court entered an order deferring the Hu complaint on January 11, 2002. Thereafter, on January 16, 2002, the Fanucci plaintiff filed a motion to transfer and/or remand that case back to the Superior Court for San Mateo County where it was originally filed. The court heard oral argument on defendants’ motion to dismiss the Fanucci complaint, and the plaintiffs’ transfer motion on January 28, 2002. On March 1, 2002, the court issued an order sustaining Sagent’s motion to dismiss, granting the plaintiff leave to amend his complaint, denying the plaintiff’s motion to transfer an/or remand the Fanucci case to San Mateo County, and ordering Sagent to produce a limited quantity of documents to the plaintiff.

In October 2001, infoUSA, Inc. filed a complaint against Sagent in the District Court of Douglas County, Nebraska, seeking amounts infoUSA claims are owed under a license agreement between Sagent and infoUSA. The amount of the claim is $900,000, plus interest. A default judgment for the full amount of the claim was entered against Sagent on December 20, 2001, for failure by Sagent to respond to the intial complaint. Sagent filed a motion to set aside the default judgment in January, 2002. On February 22, 2002, the court granted Sagent’s motion to set aside the default judgment, and allowed Sagent to file its answer to the complaint.

In November and December 2001, several class action lawsuits were filed in the United States District Court for the Northern District of California on behalf of investors who purchased Sagent common stock between May 11, 2001 and November 28, 2001. The complaints allege that Sagent and certain of its officers and directors violated the Securities Exchange Act of 1934. The complaints allege that during the class period, the defendants caused Sagent’s shares to trade at artificially inflated levels through the issuance of false and misleading financial statements. The court has selected a lead plaintiff in that action and we expect a consolidated amended complaint to be filed.

In February 2002, two derivative lawsuits were filed by purported Sagent shareholders in the United States District Court for the Northern District of California. The complaints name certain of our present and former officers and directors as defendants. The principal allegation of the complaints is that the defendants breached their fiduciary duties to Sagent.

MANAGEMENT

Executive Officers and Directors

The executive officers and directors and other key employees of Sagent, and their ages as of April 1, 2002, are as follows:

Name	Age	Position
Ben C. Barnes(1)	56	President, Chief Executive Officer and Director
Steven R. Springsteel	44	Executive Vice President of Finance and Administration and Chief Financial Officer
Richard Ghiossi	48	Senior Vice President and Chief Marketing Officer
Jack Peters	60	Senior Vice President of Sales—Americas
John Maxwell	38	Senior Vice President of Sales—Asia Pacific
Arthur Parker	58	President/General Manager—Europe, Middle East & Africa
Larry Scroggins	49	Senior Vice President of Business Development
Andre Boisvert(1)(2)	48	Chairman and Director
Ali Jenab(1)(2)	39	Director
Irv H. Lichtenwald(1)(3)	46	Director
Keith Maib(2)(3)	43	Director
John Zicker(3)	44	Director

(1)	Member of nominating committee.
(2)	Member of compensation committee.
(3)	Member of audit committee.

Ben C. Barnes has served as President and Chief Executive Officer and as a member of our Board of Directors since August 2000. From January 1996 until August 2000, Mr. Barnes was the General Manager of the Global Business Intelligence Solutions unit of IBM and also a member of IBM’s Senior Management Group. From June 1993 to December 1995 he was Vice President & Asst. GM of Marketing for IBM’s RS6000 (UNIX) Product Division. From May 1987 until June 1993 Mr. Barnes was General Manager of Worldwide Marketing for Teradata Corp. Mr. Barnes received his B.B.A. degree from Georgia State University.

Steven R. Springsteel joined us as Executive Vice President, Finance and Administration, and Chief Financial Officer in November 2001. Prior to joining us, Mr. Springsteel was Chief Operating Officer and Chief Financial Officer of NOCpulse, a provider of operational support system technology to monitor and control Internet infrastructures from 2000 until 2001. He also served as Executive Vice President and Chief Financial Officer or Chordiant Software from 1996 to 2000, Vice President and Chief Financial Officer of Multipoint Networks from 1994 until 1995, and Corporate Controller of the Santa Cruz Operation (SCO) from 1990 until 1994. Mr. Springsteel received his Bachelor in Business Administration from Cleveland State University.

Richard Ghiossi joined as Senior Vice President and Chief Marketing Officer in October 2001. Prior to joining us, Mr. Ghiossi was Vice President of Marketing for WhiteLight Systems, Inc., a leading provider of analytic applications, from 2000 until 2001 and Vice President of Marketing for General Magic Inc. from 1998 until 1999. He also held several marketing and business development management positions at Tandem, Zitel Corp., Rodenstock and Data Products Corp. from 1977 until 1997. Mr. Ghiossi received his B.S. in Electrical Engineering from California Polytechnical State University.

Jack Peters has served as Senior Vice President, Sales-Americas since November 11, 2000. Prior to joining us, Mr. Peters served as a Sales Director at NCR from December 1999 through November 2000 and from

July 1997 through December 1999, Mr. Peters was a self-employed consultant focused on sales training. Mr. Peters also served as Vice President, Sales of HyperParallel Inc. from August 1996 through July 1997 and held various Vice President of Sales and Marketing positions at NCR from February 1983 through July 1996. Mr. Peters received a B.A. degree in English from Southern Illinois University in 1964.

John Maxwell has served as Senior Vice President of Sales—Asia Pacific since May 1999. Prior to joining us, Mr. Maxwell held international and operational positions with Autodesk from 1995 until 1999, Director of Finance at Borland from 1994 until 1995, and executive positions at Reportsmith and Viewpoint from 1990 until 1994. Mr. Maxwell received a Bachelor in Business Administration from U.C. Berkeley and is a Certified Public Accountant.

Arthur Parker has served as President/General Manager—Europe, Middle East and Africa, since January 2001. Prior to joining us, Mr. Parker worked at IBM, where he served most recently as Vice President, Global Business Intelligence Solutions, IBM EMEA. Mr. Parker also served as a board member of IBM UK and General Manager of IBM S/390 Server Business, IBM EMEA. Mr. Parker earned his B.S. degree from Leeds University.

Larry Scroggins has served as Senior Vice President of Business Development since January 2001. Prior to joining us, Mr. Scroggins served as the Vice President, Channel Development of Acta Technology from May 1999 through January 2001 and from June 1997 through May 1999, as the Vice President, Marketing of Cogit Corporation. Mr. Scroggins has also held executive level positions at various companies, including Casablanca Information Services, Data-Cache, and Teradata/NCR. Mr. Scroggins earned his B.S. degree in Computing Science from Texas A&M University.

Andre Boisvert has served on our board of directors since April 2001, and was elected Chairman of the Board in January 2002. Mr. Boisvert is currently a partner in a European holding company, Corporate Application Services Holding A/S, which owns several software and services companies throughout continental Europe, the UK and the United States. Mr. Boisvert is also a limited partner in two technology venture funds, SEITF and Ibelay. Mr. Boisvert additionally works as an independent consultant and has consulted for other high tech companies such as Microsoft and Hyperion Solutions Inc. Previously, Mr. Boisvert served as President and Chief Operating Officer of SAS Institute, Inc. from January 2000 through February 2001; Special General Partner of Southeast Interactive Technology Funds from July 1996 through December 1999 where he served as interim CEO for two of the fund’s portfolio companies; and as Senior Vice President at SEER Technologies Inc, an IBM—CS First Boston joint venture, where Mr. Boisvert played a pivotal role in bringing the company public. Prior to SEER, Mr. Boisvert held several executive positions with Cognos Corporation, Wang Laboratories Inc and Oracle Corporation, where he held the position of Senior Vice President, Worldwide Marketing. Mr. Boisvert started his career in 1976 when he joined IBM Corporation and where he spent thirteen years in multiple technical, sales, marketing and senior management positions. In addition to sitting on the board of directors of Sagent, Mr. Boisvert sits on the board of several privately held companies, as well as that of VA Software (Nasdaq: LNUX).

Keith Maib has been a member of our Board of Directors since July 1999. Mr. Maib is the founder and managing partner of Canterbury Court Associates, LLC, a crisis and turnaround management firm. He is currently serving as the Chief Executive Officer of WCI Cable Group. Previously, Mr. Maib was the Chief Restructuring Officer of RSL Communications Ltd.; the President, Chief Executive Officer and a Director of PennCorp Financial Group (currently known as Southwestern Life Holdings, Inc.), a life insurance holding company; Chief Financial Officer of Acordia, Inc., a property and casualty insurance broker; a partner at Coopers & Lybrand; the Chief Operating Officer of Borland, Inc., a software manufacturer; and a partner at Price Waterhouse. Mr. Maib graduated in 1981 from the University of Kansas with a B.S. degree in Accounting.

John Zicker has been a director since our commencement of operations in June 1995 and served as Executive Vice President, Technology, and Chief Technology Officer from June 1995 through September 2000.

Mr. Zicker has provided and continues to provide us with consulting services since his resignation as CTO in September 2000. In addition, Mr. Zicker has 13 years of experience in software development and image processing at NASA Ames Research Center, Lawrence Livermore Laboratories and the Stanford Linear Accelerator Center. Mr. Zicker received his B.S. degree in Electrical Engineering at the University of California at Davis and his M.S. degree in Electrical Engineering from the University of Wisconsin at Madison.

Ali Jenab has served on our Board of Directors since November 2001. Mr. Jenab is the President and Chief Operating Officer of VA Software (Nasdaq: LNUX), a position he has held since February 2001. From August 2000 through February 2001, Mr. Jenab served as Senior Vice President and General Manager, Systems Division of VA Software. From 1983 through August 2000, Mr. Jenab held various positions at Amdahl Corporation, a provider of high-end integrated computing solutions. From October 1999 through August 2000, he was group president of Amdahl’s technology division. From October 1998 through October 1999, Mr. Jenab was Amdahl’s vice president of strategic business, and from January 1997 through October 1998, Mr. Jenab was vice president of worldwide marketing. From July 1995 through January 1997, Mr. Jenab was director of marketing at Amdahl.

Irv H. Lichtenwald has been a member of our Board of Directors since October 2001. Mr. Lichtenwald is the Executive Vice President, Chief Financial Officer and Secretary at Advent Software (Nasdaq: ADVS). He joined Advent in March 1995 as Chief Financial Officer. From February 1984 to March 1995, Mr. Lichtenwald served as Chief Financial Officer of Trinzic Corporation, a computer software developer, and its predecessor Aion Corporation. From February 1982 to February 1984, he served as controller of Visicorp, a computer software developer. Mr. Lichtenwald holds an M.B.A. from the University of Chicago and a B.B.A. from Saginaw Valley State College. Mr. Lichtenwald is a Certified Public Accountant.

Board of Directors

Our board of directors currently consists of six members. The officers serve at the discretion of the board. There are no family relationships among the directors and officers of Sagent.

Board Meetings and Committees

Our Board of Directors held a total of seven (7) meetings during the last fiscal year. During the fiscal year ended December 31, 2001, no director attended fewer than 75% of the meetings of the Board of Directors or the meetings of committees, if any, upon which such director served. Certain matters approved by the Board of Directors were approved by unanimous written consent.

The Audit Committee of the Board of Directors, which was formed in 1998, currently consists of Mr. Irv H. Lichtenwald (who serves as Chairman of the committee), Mr. Keith Maib and Mr. John Zicker. The Audit Committee reviews our annual audit and is primarily responsible for approving the services performed by our independent auditors and for reviewing and evaluating our accounting principles and our systems of internal accounting controls. The Audit Committee held a total of four (4) meetings during the last fiscal year.

The Compensation Committee, which was formed in 1998, currently consists of Mr. Andre Boisvert (who serves as Chairman of the Committee), Mr. Ali Jenab and Mr. Keith Maib. The Compensation Committee, which generally meets in conjunction with Board meetings and as deemed necessary by the Board of Directors, reviews and approves our executive compensation policy and makes recommendations concerning our employee benefit policies. The Compensation Committee held one (1) meeting that was not in conjunction with Board meetings during the last fiscal year.

The Nominating Committee, which was formed in 2001, currently consists of Mr. Ali Jenab (who serves as Chairman of the committee), Mr. Andre Boisvert, Mr. Ben Barnes and Mr. Irv H. Lichtenwald.

Director Compensation

Standard Arrangements

Directors who also serve as our employees (currently only Mr. Barnes) receive no additional or special compensation for serving as directors. Directors receive no cash fees for services provided in that capacity but are reimbursed for expenses they incur in connections with attendance at meetings.

Options may be granted to directors under our 1999 Director Option Plan, which was approved by our stockholders in February 1999, or under our 1998 Stock Plan, which was approved by our stockholders in December 1998. The Board, in its discretion, selects directors to whom options may be granted, the time or times at which such options may be granted, the number of shares subject to each grant and the period over which such options become exercisable. All options granted to directors under the option plan contain the following provisions: the exercise price per share of common stock must be equal to 100% of the fair market value of our common stock on the date the option is granted; the term of the option may be no more than ten years from the date of grant; and the option may be exercised only while the outside director remains a director or within ninety days after the date he or she ceases to be a director or service provider to us. In the event of a merger or sale of substantially all of our assets, each option may be assumed or an equivalent option substituted by the successor corporation.

Our policy has been to grant each non-employee member of the Board of Directors a fully-vested option to purchase 15,000 shares of our common stock each year for services rendered as director. In connection with the appointment of Messrs. Lichtenwald and Jenab in October and November of 2001, respectively, we altered this policy, granting to each of them an option to purchase 45,000 shares, one-third of which shares were immediately vested, and the two remaining thirds to vest in equal annual installments subject to their continued membership on the Board.

During 2001, we granted options to each of our non-employee directors as follows:

Name of Director	Number of Shares	Date of Grant	Exercise Price
Andre Boisvert	15,000	7/17/01		$1.78
Ali Jenab	45,000	11/16/01		$1.61
Irv Lichtenwald	45,000	9/24/01		$1.28
Keith Maib	15,000 15,000	4/4/01 7/17/01	$ $	1.34 1.78
John Zicker	15,000	7/17/01		$1.78

Arrangements with Chairman

Effective upon his appointment as Chairman in January 2002, we granted to Mr. Boisvert an option to purchase 50,000 shares of our common stock at a strike price of $1.10, the then-current market value of our common stock. The option will vest 100% on the first anniversary of his appointment as Chairman. We have also entered into a consulting agreement with Mr. Boisvert to retain his services to assist management with strategic partnerships and channel development activities. Under the consulting agreement, we are paying Mr. Boisvert a retainer of $5,000 per month.

Indemnification

We have entered into indemnification agreements with each of our executive officers, directors and certain significant employees containing provisions that are in some respects broader than the specific indemnification provisions contained in the General Corporation Law of Delaware. These agreements provide, among other things, for indemnification of the executive officers, directors and certain significant employees in proceedings brought by third parties and in stockholder derivative suits. Each agreement also provides for advancement of expenses to the indemnified party.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee of the Board of Directors is currently or has been one of our officers or employees at any time since our formation. During fiscal year 2001, none of our executive officers (i) served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served on our Compensation Committee, (ii) served as a director of another entity, one of whose executive officers served on our Compensation Committee, or (iii) served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the board of directors) of another entity, one of whose executive officers served as one of our directors, except as follows:

Mr. Boisvert is a member of the board of directors and the compensation committee of VA Software (Nasdaq: LNUX). Mr. Jenab, a member of our Board of Directors and Compensation Committee, is the President and Chief Operating Officer of VA Software.

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth information concerning compensation that we paid during the last three fiscal years to our Chief Executive Officer during fiscal 2001 and each of the four other most highly compensated executive officers (including former executive officers) whose annual salary plus bonus exceeded $100,000 during the fiscal year ended December 31, 2001.

		Annual Compensation		Long-term Compensation Awards
Name	Year	Salary($)	Bonus($)	Restricted Shares(#)	Securities Underlying Options(#)	All Other Compensation ($)(1)
Ben C. Barnes(2)	2001	395,510	—	—	405,313	125,000
President and Chief Executive Officer	2000	171,452	—	150,000	750,000	500,000
	1999	—	—	—	—	—

Jack Peters(3)	2001	186,213	—	—	2,500	116,840
Senior Vice President, Sales—Americas	2000	33,962	—	—	150,000	50,000
	1999	—	—	—	—	—

Arthur Parker(4)	2001	229,400	—	—	303,125	487,600
President/General Manager—Europe,	2000	—	—	—	—	—
Middle East and Africa	1999	—	—	—	—	—

Kenneth C. Gardner(5)	2001	266,483	—	—	303,750	100,000
Former Chairman and former	2000	293,638	—	—	—	—
Chief Executive Officer	1999	225,000	72,238	—	—	—

David N. Eliff(6)	2001	190,712	—	—	—	410,781
Former Executive Vice President and	2000	127,901	—	—	350,000	—
Chief Financial Officer	1999	—	—	—	—	—

(1)
Other compensation in the form of perquisites and other personal benefits, securities or property has been omitted in those cases where the aggregate amount of such compensation is the lesser of either $50,000 or 10% of the total of annual salary and bonus for the executive officer.

(2)
Mr. Barnes joined us in August 2000. In connection with his initial hiring, Mr. Barnes received, among other things, a grant of 150,000 shares, of restricted stock which, valued at the then current market price for our common stock of $11.60, had a value of $1,742,250. Mr. Barnes’ “other compensation” for 2000 consisted of a $500,000 signing bonus, and his “other compensation” for 2001 consisted of $107,000 in relocation expense reimbursement and $18,000 premium paid on term life insurance.

(3)	Mr. Peters joined us in November 2000. Mr. Peters’ “other compensation” for 2000 consisted of a $50,000 signing bonus, and for 2001 consisted of a payment of $116,840 in commissions.
(4)	Mr. Parker joined us in January 2001. Mr. Parker’s “other annual compensation” for 2001 consisted of a $243,100 signing bonus and a payment of $244,500 in commissions.
(5)	Mr. Gardner resigned effective December 31, 2001, the last day of the fiscal year. His 2001 “other compensation” consisted of a payment of $100,000 under his separation agreement.
(6)	Mr. Eliff resigned in October 2001. His 2001 “other compensation” consisted of $410,781 in loan forgiveness.

Option Grants in Last Fiscal Year

The following table sets forth information regarding options granted during fiscal 2001 to each of the persons named in the Summary Compensation Table. We have never granted any stock appreciation rights. All option grants listed below were made under our 1998 Stock Plan.

Option Grants During Year Ended December 31, 2001

	Individual Grant				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted	Percent of Total Options Granted in Fiscal Year(1)	Exercise Price ($/Share)(2)	Expiration Date
Name					5%($)	10%($)
Ben C. Barnes	405,313	7.68%	$1.12	5/16/2011	285,487	723,480
Jack Peters	2,500	0.05%	$1.50	6/29/2011	2,358	5,977
Arthur Parker	303,125	5.75%	$2.00	1/8/2011	381,267	966,206
Kenneth C. Gardner	303,750	5.76%	$1.96	4/1/2003	61,023	125,024
David N. Eliff	—	—	—	—	—	—

(1)
Based on an aggregate of 5,274,484 shares subject to options granted to employees pursuant to our 1998 Stock Option Plan, 1999 Director Plan and 2000 Non-Qualified Stock Option Plan in the fiscal year ended December 31, 2001, including shares granted to the named executive officers.

(2)	All options were granted at exercise prices at the fair market value of our common stock on the date of grant.
(3)
The potential realizable value is calculated based on the term of the ten-year option and assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates comply with the rules promulgated by the Securities and Exchange Commission and do not represent a prediction of our future stock price performance. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Aggregated Option Exercises in Fiscal 2001 and Year-End Option Values

The following table sets forth information with respect to persons named in the Summary Compensation Table concerning exercised and unexercised options held as of December 31, 2001. Except as otherwise indicated, all options were granted under our 1998 Stock Plan.

	Shares Acquired On Exercise(#)	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End			Value of Unexercised In-the-Money Options at Fiscal Year End(1)
Name			Exercisable		Unexercisable	Exercisable	Unexercisable
Ben C. Barnes	—	—	855,313		300,000	—	—
Jack Peters	—	—	125,900		2,500	—	—
Arthur Parker	—	—	142,381		160,744	—	—
Kenneth C. Gardner	—	—	403,750	(2)		—	—
David N. Eliff	—	—	193,749	(2)		—	—

(1)
Based on the $0.95 per share closing price of our common stock on December 31, 2001 (the last market trading day in 2001), none of the outstanding exercisable or unexercisable options listed were in-the-money at fiscal year-end.

(2)
Mr. Gardner’s and Mr. Eliff’s employment terminated during the fourth quarter of 2001. The options listed in this table have been cancelled in accordance with their terms, because they were not exercised within 90 days following termination of service.

Employment Agreements and Change of Control Arrangements

We have an executive change-of-control policy applicable to our key executives, including Messrs. Barnes, Springsteel, Peters, Ghiossi, Scroggins, Parker and Maxwell. The policy provides that options granted to key executives will be assumed upon a change of control. Furthermore, if a key executive remains an employee at the time of the change of control, the vesting of that individual’s key executive options will accelerate, and our right to repurchase will lapse, as to 50% of the unvested portion of such options. If a key executive is terminated for any reason other than for cause or terminates employment for good reason during the one-year period after the date of the change of control, then the remaining unvested portion of such key executive options will accelerate and become immediately exercisable, and our right to repurchase the applicable portion of such shares will lapse.

We have also entered into employment agreements with several of our executive officers:

•
In August 2000, we entered into an employment agreement with Ben Barnes, our President and Chief Executive Officer. The employment agreement provides that Mr. Barnes will receive, among other things, the following: (i) an annual base salary of not less than $425,000, (ii) annual bonuses based on performance, (iii) an annual bonus of $275,000 for 2000, (iv) a signing bonus of $500,000, (v) options to purchase 750,000 shares of common stock at an exercise price of $11.1875 per share, subject to a four-year vesting schedule, (vi) 150,000 shares of restricted common stock at $0.01 per share, subject to a four-year vesting schedule, (vii) the payment of up to three mortgage points towards the purchase of a home; (viii) an interest-free $750,000 loan for use towards the purchase of a home, which loan would be forgiven over a period of five years provided Mr. Barnes continues to be employed with us, and (ix) a $2,000,000 loan for use towards the purchase of a home bearing simple interest at a rate of 5% per year and maturing in five years. On January 2, 2002, the Board of Directors approved an amendment to Section (ix) of Mr. Barnes’ employment agreement. The Company agrees to forgive $282,500 of the principal of this additional loan. As of December 31, 2001, $2,409,166 in unpaid principal and interest was outstanding under the two loans. In the event Mr. Barnes’ employment is terminated without cause or terminates his employment with us for good reason, Mr. Barnes will receive the following: (i) severance pay in an amount equal to his annual base salary, (ii) the pro-rated amount of his annual bonus at targets as of the termination date, (iii) accelerated vesting of 50% of the unvested portion of his options if the termination occurs prior to August 4, 2001, (iv) accelerated vesting of 100% of the unvested portion of his options if the termination occurs on or after August 4, 2001, and (v) accelerated vesting of 100% of his restricted stock.

•
In May 2000, we entered into a letter agreement with David Eliff, our former Senior Vice President and Chief Financial Officer. The letter agreement provides that Mr. Eliff will receive, among other things, a $400,000 loan for use towards the purchase of a home, bearing interest at a rate of 7.5% per year and maturing in five years. As of December 31, 2001, $125,781 in unpaid principal and interest was outstanding under the loan.

•
In November 2000, we entered into a letter agreement with John W. Peters, our Senior Vice President, Sales—Americas. The letter agreement provides that Mr. Peters will receive, among other things, (i) an annual base salary of $200,000, (ii) an annual bonus of $400,000 based on the achievement of revenue targets, (iii) a signing bonus of $50,000, (iv) options to purchase 150,000 shares of common stock, subject to a four-year vesting schedule, (v) a lump sum payment equal to his annual base salary in the event we undergo a change of control and his position is eliminated and another position of equivalent rank is not available, and (vi) severance pay equal to his annual base salary in the event he is terminated without cause.

•
In January 2001, we entered into a letter agreement with Robert L. Flynn, our Senior Vice President, Marketing and Strategy. The letter agreement provides that Mr. Flynn will receive, among other things, (i) an annual base salary of $200,000, (ii) an annual bonus of $100,000 based on achievement of milestones, (iii) options to purchase 150,000 shares of common stock at an exercise price of $2.063 per share, subject to a four-year vesting schedule, and (iv) severance pay equal to 50% of his annual base salary in the event we undergo a change of control and his position is eliminated.

•
In January 2001, we entered into a service agreement with Arthur Parker, our President/General Manager—Europe, Middle East and Africa. The service agreement provides, among other things, that Mr. Parker: (i) will be employed with us for a term of at least 17 months, unless terminated earlier by us or Mr. Parker upon at least three months’ notice, subject to exceptions based on terminations for cause or disability, (ii) will receive an annual base salary of $250,000, (ii) will receive a quarterly bonus based on revenues recognized for Europe, Middle East and Africa, and (iii) will receive a signing bonus of $250,000, which amount will be repaid to us in the event Mr. Parker resigns prior to December 31, 2001. In addition, the service agreement provides that (i) in the event we undergo a change of control and Mr. Parker is subsequently terminated for reasons other than cause or terminates his employment with us for good reason, he will receive a severance payment of $400,000 and (ii) in the event Mr. Parker is terminated for reasons other than cause, he will receive a severance payment equal to his annual base salary, plus other amounts to compensate Mr. Parker for the loss of other contractual benefits such as bonus and insurance.

•
In January 2001, we entered into a letter agreement with Larry Scroggins, our Senior Vice President, Business Development. The letter agreement provides, among other things, that Mr. Scroggins will receive the following: (i) an annual base salary of $200,000, (ii) an annual bonus of $100,000 based on the achievement of revenue targets, (iii) options to purchase 120,000 shares of common stock at an exercise price of $2.063 per share, subject to a two-year vesting schedule, and (iv) severance pay equal to six month’s salary in the event that a job of similar kind and compensation is not available to him following a change of control.

•
In October 2001, we entered into a letter agreement with Richard Ghiossi, our Senior Vice President and Chief Marketing Officer. The letter agreement provides, among other things, that Mr. Ghiossi will receive the following: (i) an annual base salary of $175,000, (ii) an annual bonus of $87,500 based on the achievement of revenue targets, (iii) options to purchase 150,000 shares of common stock at an exercise price of $0.73 per share, subject to a four-year vesting schedule, and (iv) severance pay equal to six month’s salary in the event that a job of similar kind and compensation is not available to him following a change of control.

•
In November 2001, we entered into a letter agreement with Steve Springsteel, our Executive Vice President, Finance and Administration, and Chief Financial Officer. The letter agreement, as amended, provides, among other things, that Mr. Springsteel will receive the following: (i) an annual base salary of $220,000, (ii) an annual bonus of $110,000 based on the achievement of certain objectives, (iii) options to purchase 250,000 shares of common stock at an exercise price of $0.73 per share, subject to a four-year vesting schedule, and (iv) severance pay equal to six months’ salary and bonus in the event that a job of similar kind and compensation is not available to him following a change of control.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the “SEC”). Such executive officers, directors and ten-percent stockholders are also required by SEC rules to furnish us with copies of all forms that they file pursuant to Section 16(a). Based solely on our review of copies of such forms we received, or on written representations from certain reporting persons that no other reports were required for such persons, we believe that, during the last fiscal year all of the Section 16(a) filing requirements applicable to its executive officers, directors and 10% stockholders were complied with.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than the director and executive officer compensation arrangements described above and the transactions described below, there has not been since the beginning of our last fiscal year, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party, in which the amount involved exceeds $60,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of these people had or will have a direct or indirect material interest.

During 2001, we retained Mr. Boisvert, our Chairman and a member of our Board of Directors, as a consultant to evaluate our “go to market readiness” for 2002. Mr. Boisvert delivered his findings and recommendations to the Board of Directors in January 2002. For these services, we paid Mr. Boisvert $50,000, plus reimbursement of travel expenses. In January 2002, we entered into a consulting agreement with Mr. Boisvert to assist management with strategic partnerships and channel development activities. We are paying Mr. Boisvert a retainer of $5,000 per month under this agreement. These arrangements were approved by the Board of Directors, excluding Mr. Boisvert.

Mr. Irv Lichtenwald, the Executive Vice President and Chief Financial Officer of Advent Software (Nasdaq: ADVS), joined our Board of Directors in October 2001. We have had a commercial relationship with Advent Software since December 1997, when we entered into an OEM/Reseller agreement with Advent Software. Under the OEM agreement, as most recently amended in March 2002, Advent has the right to sell Sagent software products to their customers in connection with the sale of their own products, in exchange for the payment of certain fees and royalties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

To our knowledge, the following table sets forth certain information with respect to beneficial ownership of our common stock, as of April 18, 2002, for:

•	each person whom we know beneficially owns more than 5% of our outstanding common stock;

•	each of our directors;

•	each of the executive officers (including former officers) named in the Summary Compensation Table (the “named executives”); and

•	our directors, named executives and other executive officers as a group.

Unless otherwise indicated, the address of each of the stockholders below is c/o Sagent Technology, Inc., 800 West El Camino Real, Suite 300, Mountain View, California 94040. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock shown held by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes shares of common stock underlying options or warrants held by such person that are exercisable within 60 calendar days of April 18, 2002, but excludes shares of common stock underlying options or warrants held by any other person. Percentage of beneficial ownership is based on 46,245,761 shares of common stock outstanding as of April 18, 2002.

	Number of Shares Beneficially Owned	Percentage of Ownership
5% Stockholders:
Entities affiliated with Castle Rock Partners 101 Park Avenue, 6th Floor New York, NY 10178	2,897,351	6.3%
Directors and Executive Officers:
Ben C. Barnes	1,005,311	2.2%
John W. Peters	121,250	*
Arthur Parker	142,381	*
Andre Boisvert	15,000	*
Ali Jenab	30,000	*
Irv Lichtenwald	80,000	*
Keith Maib	65,000	*
John Zicker	731,000	1.6%
Kenneth C. Gardner	500,649	1.1%
David N. Eliff	193,749	*
All officers and directors as a group (14 persons)	3,093,495	6.7%

*	Less than 1%.

SELLING STOCKHOLDERS

The table below lists the selling stockholders and other information regarding their beneficial ownership of the shares of common stock.

Except for their ownership of common stock, none of the selling stockholders, other than Baruch and Shoshana Halpern, Stephen Davis and Thomas Schreck, have had any material relationship with us within the past three years. With respect to Baruch and Shoshana Halpern (who are husband and wife) and Stephen Davis, Messrs. Halpern and Davis, doing business as Halpern Capital, acted as the placement agent for the private placement of 11,317,246 of the shares of common stock being offered by this prospectus. Messrs. Halpern and Davis are registered representatives of UVEST Investment Services, a registered broker-dealer. As compensation for their services, UVEST Investment Services received (i) a cash payment equal to 5% of the aggregate dollar amount placed by it in each of the private placements, and (ii) warrants to purchase the number of shares of common stock equal to 5% of the total number of shares of common stock placed by it in each of the private placements, which warrants were paid directly to Baruch and Shoshana Halpern and Mr. Davis. With respect to Thomas Schreck, the Schreck Merchant Group, Inc., an entity of which Mr. Schreck is president and the sole stockholder, acted as placement agent for the private placement of 1,773,800 shares of the common stock being offered by this prospectus. The Schreck Merchant Group, Inc. is a registered broker-dealer. As compensation for its services, the Schreck Merchant Group, Inc. received warrants to purchase 100,000 shares of common stock which warrants were paid directly to Mr. Schreck.

The second column lists, for each selling stockholder, the number of shares of common stock beneficially owned by that selling stockholder on December 31, 2001. For Baruch and Shoshana Halpern, Stephen Davis and Thomas Schreck, the number of shares of common stock listed in the second column consists of shares of common stock issuable to them upon the exercise of warrants to purchase common stock.

The third column lists each selling stockholder’s portion of the 15,462,049 shares of common stock being offered by this prospectus. We cannot estimate the number of shares that will be held by the selling stockholders after the completion of this offering because the selling stockholders may decide to sell all, some or none of their shares from time to time.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned As of December 31, 2001(1)		Number of Shares of Common Stock Offered Hereby
eGlobal Technology Services Holdings Limited	260,000		260,000
Timeline, Inc.	203,100		203,100
NFIB Employee Pension Trust(2)	86,000		86,000
Public Employee Retirement System of Idaho(2)	1,351,000		1,351,000
City of Milford Pension & Retirement Fund(2)	412,000		412,000
City of Stamford Firemen’s Pension Fund(2)	252,000		252,000
The Jenifer Altman Foundation(2)	52,000		52,000
Asphalt Green, Inc.(2)	30,000		30,000
Dean Witter Foundation(2)	52,000		52,000
Lazar Foundation(2)	46,000		46,000
Roanoke College(2)	69,000		69,000
A. Carey Zesiger(2)	17,000		17,000
Alexa Zesiger Carver(2)	17,000		17,000
Butler Family LLC(2)	34,000		34,000
David Zesiger(2)	17,000		17,000
HBL Charitable Unitrust(2)	17,000		17,000
Andrew Heiskell(2)	79,000		79,000
Helen Hunt(2)	17,000		17,000
Jeanne L. Morency(2)	17,000		17,000
Psychology Associates(2)	17,000		17,000
Peter Looram(2)	17,000		17,000
Mary C. Anderson(2)	17,000		17,000
Murray Capital, LLC(2)	17,000		17,000
The Meehan Investment Partnership I, L.P.(2)	17,000		17,000
Meehan Foundation(2)	39,000		39,000
Domenic J. Mizio(2)	69,000		69,000
Morgan Trust Co. of the Bahamas Ltd. as Trustee U/A/D 11/30/93(2)	166,800		166,800
Nicola Z. Mullen(2)	17,000		17,000
Susan Uris Halpern(2)	35,000		35,000
Theeuwes Family Trust, Felix Theeuwes Trustee(2)	51,000		51,000
William B. Lazar(2)	17,000		17,000
Wells Family LLC(2)	104,000		104,000
Albert L. Zesiger(2)	103,000		103,000
Barrie Ramsay Zesiger(2)	69,000		69,000
Donald and Dan-Thanh Devivo(2)	3,500		3,500
John J. & Catherine H. Kayola(2)	3,500		3,500
Wolfson Investment Partners LP(2)	52,000		52,000
James F. Cleary(2)	3,500		3,500
Mary I. Estabil(2)	3,500		3,500
Baruch & Shoshana Halpern	205,377	(3)	205,377	(3)
21st Century Digital Industries Fund, L.P.	241,517		241,517
CRCK LLC	172,413		172,413
Special Situations Fund III, L.P.	1,452,048		1,452,048
Special Situations Cayman Fund, L.P.	163,400		163,400
Special Situation Private Equity Fund L.P.	594,310		594,310
Special Situation Technology Fund, L.P.	206,896		206,896
Reedy Creek Investments LLC	1,724,137		1,724,137
Nick Farwell	75,000		75,000
Stephen Davis	59,670	(4)	59,670	(4)
Thomas Schreck	100,000	(5)	100,000	(5)
RS Diversified Growth	2,428,256		2,428,256
RS Microcap Growth	331,128		331,128
Castle Rock Partners, L.P.	1,142,384		1,142,384
Castle Rock Partners II, L.P.	89,404		89,404
Castle Rock Fund, Ltd.	1,665,563		1,665,563
Quantum Partners LDC	413,907		413,907
Philip W. Goldsmith IRA	25,000		25,000
One GT Associates	50,000		50,000
Perry Partners L.P.	80,163		80,163
Perry Partners International	191,576		191,576
Compasspoint Explorer Offshore Fund LTD	100,000		100,000
Compasspoint Explorer Fund L.P.	100,000		100,000

Total	15,462,049		15,462,049

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days of December 31, 2001 through the conversion or exercise of any security or other right.

(2)	Zesiger Capital Group LLC is the investment manager for the selling stockholder and consequently has voting power and investment discretion over the securities held by such selling stockholder.

(3)	Consists of currently exercisable warrants to purchase common stock.
(4)	Consists of currently exercisable warrants to purchase common stock.
(5)	Consists of currently exercisable warrants to purchase common stock.

PLAN OF DISTRIBUTION

We are registering the resale of shares of common stock on behalf of the selling stockholders. The selling stockholders may offer and resell the shares from time to time, either in increments or in a single transaction. They may also decide not to sell all the shares they are allowed to resell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

Donees and Pledgees

The term “selling stockholders” includes donees, i.e., persons who receive shares from a selling stockholder after the date of this prospectus by gift. The term also includes pledgees, i.e., persons who upon contractual default by a selling stockholder may seize shares which the selling stockholder pledged to such person. If a selling stockholder notifies us that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

Types of Sale Transactions

The selling stockholders may sell the shares in one or more types of transactions (which may include block transactions):

•	on the Nasdaq National Market;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through put or call option transactions;

•	through short sales; or

•	any combination of such methods of sale.

The shares may be sold at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling stockholders have informed us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares. They have also informed us that no one is acting as underwriter or coordinating broker in connection with proposed sale of shares.

Costs and Commissions

We will not receive any proceeds from the sale of the selling stockholders and will bear all costs, fees and expenses incident to our obligation to register the shares of common stock. The selling stockholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares.

Sales to or through Broker-Dealers

The selling stockholders may conduct such transactions either by selling shares directly to purchasers, or by selling shares to, or through broker-dealers. Such broker-dealers may act either as an agent of a selling stockholder, or as a principal for the broker-dealer’s own account. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of the shares. This compensation may be received both if the broker-dealer acts as an agent or as a principal. This compensation might also exceed customary commissions.

Deemed Underwriting Compensation

The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

Indemnification

We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities under the Securities Act.

Prospectus Delivery Requirements

Because they may be deemed to be underwriters, the selling stockholders must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act. This might include delivery through the facilities of the Nasdaq National Market in accordance with Rule 153 of the Securities Act. We have informed the selling stockholders that their sales in the market may be subject to the antimanipulative provisions of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

State Requirements

Some states required that any shares sold in that state may only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that an exemption exists from the registration or qualification requirement and that the exemption or qualification requirements have been complied with.

Sales under Rule 144

Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, they must meet the criteria and conform to the requirements of Rule 144.

Distribution Arrangements with Broker-Dealers

If a selling stockholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through

•	a block trade,

•	special offering,

•	exchange distribution or secondary distribution, or

•	a purchase by a broker or dealer,

we will then file, if required, a supplement to this prospectus under Rule 424(b) under the Securities Act.

The supplement will disclose

•	the name of each such selling stockholder and of the participating broker-dealer(s),

•	the number of shares involved,

•	the price at which such shares are sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

•	that such broker-dealer(s) did not conduct any investigation to verify the information in this prospectus, and

•	any other facts material to the transaction.

The SEC may deem the selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock to be “underwriters” within the meaning of the Securities Act. The SEC may deem any profits on the resale of the shares of common stock and any compensation received by any underwriter, broker-dealer or agent to be underwriting discounts and commissions under the Securities Act. Each selling stockholder has purchased the shares of our common stock in the ordinary course of its business, and at the time the selling stockholder purchased the shares of common stock, it was not a party to any agreement or other understanding to distribute the shares, directly or indirectly.

UNDER THE EXCHANGE ACT, ANY PERSON ENGAGED IN THE DISTRIBUTION OF THE SHARES OF COMMON STOCK MAY NOT SIMULTANEOUSLY ENGAGE IN MARKET-MAKING ACTIVITIES WITH RESPECT TO THE COMMON STOCK FOR FIVE BUSINESS DAYS PRIOR TO THE START OF THE DISTRIBUTION. IN ADDITION, EACH SELLING STOCKHOLDER AND ANY OTHER PERSON PARTICIPATING IN A DISTRIBUTION WILL BE SUBJECT TO THE EXCHANGE ACT, WHICH MAY LIMIT THE TIMING OF PURCHASES AND SALES OF COMMON STOCK BY THE SELLING STOCKHOLDER OR ANY SUCH OTHER PERSON.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Sagent consists of 70,000,000 shares of common stock, $0.001 par value, and 6,011,297 shares of preferred stock, $0.001 par value.

The following summary of provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of Sagent’s certificate of incorporation, which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of Delaware law.

Common Stock

As of December 31, 2001, there were 46,245,028 shares of common stock outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of Sagent, the holders of common stock are entitled to share ratably in all assets, subject to prior distribution rights of the preferred stock, if any, then outstanding. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in the offering will be fully paid and non-assessable.

Preferred Stock

Pursuant to Sagent’s certificate of incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares out of the total authorized shares of 6,011,297 of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, which may be greater than the rights of the common stock. The board, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Sagent or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock. At present, there are no shares of preferred stock outstanding, and Sagent has no plans to issue any preferred stock.

Delaware Anti-Takeover Law and Certain Charter and Bylaws Provisions

Delaware Anti-Takeover Statute.    Sagent is subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law.

Generally, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation’s voting stock.

Certificate of Incorporation.    Our certificate of incorporation provides:

•	That our board of directors may issue, without further action by the stockholders, up to 5,000,000 shares of undesignated preferred stock;

•	That any action to be taken by our stockholders must be effected at a duly called annual or special meeting and not by a consent in writing;

•	For the division of our board of directors into three classes, with each class serving for a term of three years;

•	That vacancies on the board, including newly created directorships, can be filled only by a majority of the directors then in office; and

•	That the directors may be removed only for cause

Bylaws.    In January 1999, the board approved amendments to the bylaws to provide that special meetings of stockholders of Sagent may be called only by the chairman of the board, the president or the board.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types transactions that may involve an actual or threatened change of control of Sagent. These provisions also are designed to reduce the vulnerability of Sagent to an unsolicited proposal for a takeover of Sagent that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of Sagent. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of Sagent. They may also have the effect of preventing changes in the management of Sagent.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services L.L.C.

Listing

Our common stock is listed for trading on the Nasdaq National Market under the trading symbol “SGNT.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Rooms in Washington, D.C., New York, New York, and Chicago, Illinois. The Public Reference Room in Washington D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms.

This prospectus is part of a registration statement on Form S-1 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our company and the common stock. You may request a copy of these filings at no cost. Please direct your requests to:

Investor Relations
Sagent Technology, Inc.
800 West El Camino Real, Suite 300
Mountain View, CA 94040
(650) 815-3100, ext. 3278

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

LEGAL MATTERS

The validity of the shares offered pursuant to this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Arthur Schneiderman, a member of Wilson Sonsini Goodrich & Rosati, is the secretary of Sagent.

EXPERTS

The consolidated financial statements and related financial statement schedule of Sagent Technology, Inc. as of and for the years ended December 31, 2000 and 2001, have been included in this prospectus in reliance on the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Sagent Technology, Inc. for the year ended December 31, 1999 included in this prospectus and the financial statement schedule included in the registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

SAGENT TECHNOLOGY, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
Sagent Technology, Inc.

We have audited the accompanying consolidated balance sheets of Sagent Technology, Inc., and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the years then ended. Our audit also included the consolidated financial statement schedule as listed in the accompanying Index at F-1 as of and for the two years ended December 31, 2001. The consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sagent Technology, Inc., and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedule as of and for the two years ended December 31, 2001, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KP	MG LLP

Mountain View, CA
February 1, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
Sagent Technology, Inc.

In our opinion, the accompanying consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows present fairly, in all material respects, the results of operations of Sagent Technology, Inc. and its subsidiaries and their cash flows for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
March 10, 2000

SAGENT TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	As of December 31,
	2001	2000
ASSETS
Current assets:
Cash and cash equivalents	$15,550	$6,372
Accounts receivable, net of allowance for doubtful accounts of $1,670 in 2001 and $4,968 in 2000	12,560	14,667
Other current assets	3,700	6,261

Total current assets	31,810	27,300
Restricted cash	777	25
Property and equipment, net	6,138	5,718
Goodwill, net	7,514	7,323
Notes receivable from officers	2,409	3,151
Other assets, net	1,138	2,570

Total assets	$49,786	$46,087

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,369	$3,296
Accrued liabilities	8,437	5,842
Deferred revenue	8,701	8,352
Current portion of capital lease obligations	2,214	1,037

Total current liabilities	22,721	18,527
Deferred rent	139	245
Long-term portion of capital lease obligations	1,415	650

Total liabilities	24,275	19,422

Commitments and contingencies (Note 7)
Minority interest	658	—
Stockholders’ equity:
Convertible preferred stock, par value $ .001 per share; Authorized: 20,556 shares in 2001 and 2000; Issued and outstanding: none in 2001 and 2000	—	—
Common stock, par value $ .001 per share; Authorized: 70,000 shares; Issued and outstanding: 46,245 shares in 2001 and 29,829 shares in 2000	46	30
Additional paid-in capital	133,726	97,354
Notes receivable from stockholders	(602)	(2,423)
Deferred compensation	(1,130)	(1,566)
Accumulated other comprehensive income	17	211
Accumulated deficit	(107,204)	(66,941)

Total stockholders’ equity	24,853	26,665

Total liabilities and stockholders’ equity	$49,786	$46,087

The accompanying notes are an integral part of these consolidated financial statements.

SAGENT TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended December 31,
	2001	2000	1999
Revenue:
License	$25,804	$34,666	$34,130
Service	21,614	23,522	13,871

Total net revenue	47,418	58,188	48,001

Cost of Revenue:
License	3,855	2,164	3,195
Service (exclusive of stock-based compensation of $0, $176 and $0 for the years ended December 31, 2001, 2000 and 1999, respectively)	10,497	10,491	6,954
Amortization of abandoned development projects	—	—	1,600
Impairment of licensed technology	1,887	335	—

Total cost of revenue	16,239	12,990	11,749

Gross profit	31,179	45,198	36,252

Operating Expenses:
Sales and marketing (exclusive of stock-based compensation of $248, $527 and $1,262 for the years ended December 31, 2001, 2000 and 1999, respectively)	37,413	37,141	25,600
Research and development (exclusive of stock-based compensation of $0, $0 and $1,260 for the years ended December 31, 2001, 2000 and 1999, respectively)	13,560	16,668	11,206
General and administrative (exclusive of stock-based compensation of $596, $0 and $233 For the years ended December 31, 2001, 2000 and 1999, respectively)	13,451	15,062	4,426
Stock-based compensation	844	703	2,755
Amortization of goodwill	2,439	1,957	452
Asset impairment	3,429	—	—
Restructuring costs	683	—	—
Merger and integration charges	—	(2,318)	4,646

Total operating expenses	71,819	69,213	49,085

Loss from operations	(40,640)	(24,015)	(12,833)
Interest income	623	1,367	1,167
Interest expense	(540)	(90)	(162)
Other income (expense)	808	(456)	(1)

Loss before income taxes	(39,749)	(23,194)	(11,829)
Income tax expense	514	510	263

Net loss	$(40,263)	$(23,704)	$(12,092)

Net loss per share:
Basic and diluted	$(1.02)	$(0.82)	$(0.55)

Number of shares used in calculation of net loss per share:
Basic and diluted	39,323	28,773	21,868

The accompanying notes are an integral part of these consolidated financial statements.

SAGENT TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
AND COMPREHENSIVE LOSS
(In thousands, except per share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Notes Receivable From Stockholders	Deferred Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balances, December 31, 1998	14,544	$15	6,200	$6	$33,844	$(522)	—	$101	$(31,145)	$2,299
Net loss	—	—	—	—	—	—	—	—	(12,092)	(12,092)
Translation adjustment	—	—	—	—	—	—	—	(28)	—	(28)

Comprehensive loss										(12,120)
Common stock issued in connection with initial public offering	(14,544)	(15)	20,248	21	46,348	—	—	—	—	46,354
Common stock issued for notes Receivable	—	—	—	—	2,284	(2,284)	—	—	—	—
Repayment of notes receivable issued for common stock	—	—	—	—	—	315	—	—	—	315
Interest on notes receivable issued for common stock	—	—	—	—	—	(134)	—	—	—	(134)
Common stock options, exercised	—	—	978	1	1,160	—	—	—	—	1,161
Common stock issued related to employee stock purchase plan	—	—	68	—	521	—	—	—	—	521
Common stock warrants exercised	—	—	236	—	786	—	—	—	—	786
Common stock issued related to acquisitions	—	—	166	—	1,437	—	—	—	—	1,437
Common stock options issued below market value	—	—	—	—	2,755	—	—	—	—	2,755

Balances, December 31, 1999	—	—	27,896	28	89,135	(2,625)	—	73	(43,237)	43,374
Net loss	—	—	—	—	—	—	—	—	(23,704)	(23,704)
Translation adjustment	—	—	—	—	—	—	—	138	—	138

Comprehensive loss										(23,566)
Issuance of Stockholder notes receivable	—	—	—	—	—	(136)	—	—	—	(136)
Common stock repurchased by note cancellation	—	—	(85)	—	(482)	482	—	—	—	—
Interest on notes receivable issued for common stock	—	—	—	—	—	(144)	—	—	—	(144)
Common stock issued related to litigation settlements	—	—	725	1	2,354	—	—	—	—	2,355
Common stock options exercised	—	—	886	1	3,019	—	—	—	—	3,020
Common stock issued related to employee stock purchase plan	—	—	256	—	1,045	—		—	—	1,045
Restricted common stock issued to executive	—	—	150	—	1,742	—	(1,566)	—	—	176
Stock warrants issued	—	—	—	—	15	—	—	—	—	15
Common stock issued to non-employees	—	—	14	—	527	—	—	—	—	527
Common stock repurchased	—	—	(13)	—	(1)	—	—	—	—	(1)

Balances, December 31, 2000	—	—	29,829	30	97,354	(2,423)	(1,566)	211	(66,941)	26,665

Net loss	—	—	—	—	—	—	—	—	(40,263)	(40,263)
Translation adjustment	—	—	—	—	—	—	—	(194)	—	(194)

Comprehensive loss										(40,457)
Common stock issued in connection with private placements	—	—	14,865	15	30,510	—	—	—	—	30,525
Warrants issued in connection with private placements	—	—	—	—	1,355	—	—	—	—	1,355
Common stock issued related to acquisition	—	—	950	1	3,474	—	—	—	—	3,475
Interest on notes receivable issued for common stock	—	—	—	—	—	(121)	—	—	—	(121)
Common stock issued below market value	—	—	—	—	322	—	—	—	—	322
Common stock options exercised	—	—	190	—	43	—	—	—	—	43
Common stock issued related to employee stock purchase Plan	—	—	411	—	668	—	—	—	—	668
Amortization of stock based compensation	—	—	—	—	—	—	436	—	—	436
Note forgiveness	—	—	—	—	—	151	—	—	—	151
Reserve for notes receivable	—	—	—	—	—	1,791	—	—	—	1,791

Balances, December 31, 2001	—		46,245	$46	$133,726	$(602)	$(1,130)	$17	$(107,204)	$24,853

SAGENT TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2001	2000	1999
Cash Flows From Operating Activities:
Net loss	$(40,263)	$(23,704)	$(12,092)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,367	4,033	4,350
Asset impairments	5,316	335	—
Restructuring costs	547	—	—
Bad debt expense	2,298	4,793	122
Loss on disposal of property and equipment	100	656	—
Gain on settlement of capital lease obligation	(369)	—	—
Shares issued in litigation settlement	—	2,355	—
Issuance of common stock for services	408	527	2,755
Issuance of common stock warrants for services	—	15	—
Stock-based compensation	436	176	—
Officer notes forgiven	958	—	—
Accrued interest on notes receivable	(186)	(144)	—
Share of losses in equity investment	(428)	170	—
Net change in operating assets and liabilities:
Accounts receivable	660	(8,433)	(4,603)
Prepaid assets	(343)	(2,020)	(2,956)
Other assets	677	(50)	(7,056)
Accounts payable	(83)	2,145	(1,748)
Accrued liabilities	1,444	(4,192)	5,367
Accrued merger costs	—	(4,109)	4,109
Deferred revenue	7	1,302	4,196
Deferred rent	(106)	245	—

Net cash used in operating activities	(22,560)	(25,900)	(7,556)

Cash Flows From Investing Activities:
Purchase of marketable securities	—	(39,666)	(22,309)
Restricted cash	(752)	(25)	—
Sale of marketable Securities	—	61,975	—
Purchase of property and Equipment	(513)	(3,535)	(2,904)
Purchases of long-term Investments	—	(1,379)	—
Cash acquired in purchase of Sagent Asia/Pacific Pte. Ltd.	2,298	—	—
Other business acquisitions, net of cash acquired	(88)	(1,228)	(1,132)
Proceeds from disposal of property and equipment	—	200	1,539
Proceeds from sale of acquired technology	50	—	—
Employee notes	—	(3,287)	—
Capitalized software Development	—	—	(612)

Net cash provided by or (used in) investing activities	995	13,055	(25,418)

Cash Flows From Financing Activities:
Payments of principal under capital lease obligations	(1,654)	(895)	(4,911)
Proceeds from issuance of common stock, net	32,548	4,065	50,440
Repurchase of common stock	—	(1)	—
Proceeds from exercise of stock options	43	—	—

Net cash provided by financing activities	30,937	3,169	45,529

Effect of exchange rate changes	(194)	138	(28)

Net increase (decrease) in cash and cash equivalents	9,178	(9,538)	12,527

Cash and cash equivalents, beginning of year	6,372	15,910	3,383

Cash and cash equivalents, end of year	$15,550	$6,372	$15,910

The accompanying notes are an integral part of these consolidated financial statements.

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

1.    Description of Business and Summary of Significant Accounting Policies

Business

Sagent offers a complete business intelligence software platform that allows business users and Information Technology (IT) departments to work together to integrate, analyze, deliver and understand information. Sagent’s technology and proven implementation methodology reduce the time and expense required to deploy custom business intelligence solutions. Sagent technology also forms the basis for multiple partner solutions that address the needs of specific vertical and functional application areas.

Sagent was incorporated in California in April 1995 under the name Savant Software, Inc. In June 1995, we changed our name to Sagent Technology, Inc. In September 1998, we reincorporated in Delaware. References herein to “Sagent,” “we,” “our” and “us” refer to Sagent Technology, Inc. and its subsidiaries, unless the context otherwise requires.

Principles of Consolidation

The consolidated financial statements include the accounts of Sagent Technology, Inc. and its majority owned subsidiary Asia/Pacific Pte Ltd., and its wholly-owned subsidiaries, Qualitative Marketing Software, Inc. (QMS), Sagent U.K., Ltd., Sagent Technology GmbH, Sagent France, S.A., Sagent Technology Japan KK, Sagent Benelux, Sagent Australia Pty Ltd, Sagent do Brazil, and Sagent de Mexico. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Sagent’s current estimated range of liability related to some of the pending litigation is based on claims for which we can estimate the amount and range of loss. In addition, Sagent also analyzes current accounts receivable for a reserve for doubtful accounts based on historical bad debt, customer credit-worthiness, the current business environment and historical experience with the customer. The allowance includes specific reserves for accounts where collection is no longer probable. Actual results could differ from those estimates.

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation

The functional currencies of our foreign subsidiaries are the local currencies. Sagent translates the assets and liabilities of international subsidiaries into dollars at the current rates of exchange in effect during each period. Revenues and expenses are translated using rates that approximate those in effect during the period. Gains and losses from translation adjustments are included in stockholders’ equity in the consolidated balance sheet caption “Accumulated other comprehensive loss.” Currency transaction gains and losses, derived on monetary assets and liabilities stated in a currency other than the functional currency, are recognized in current operations and have not been significant to Sagent’s operating results in any period. The effect of foreign currency rate exchange on cash and cash equivalents has not been significant in any period.

Cash and Cash Equivalents

Cash and cash equivalent include all highly liquid investments with an original maturity of three months or less at the time of purchase. Sagent’s cash and cash equivalents at December 31, 2001 and 2000 consisted of deposits in banks and money market funds.

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Cash Flow Information.

Selected cash payments and non-cash activities were as follows:

	Years Ended December 31,
	2001	2000	1999
Supplemental disclosure of cash flow information:
Cash payments for interest	$510	$95	$407
Cash payments for taxes	$253	$196	$200
Supplemental non-cash financing activities:
Common stock repurchased by note cancellation	—	482	—
Property and equipment acquired through capital lease	$3,965	$1,596	—
Common stock issued for notes receivable	—	—	2,284
Net liabilities assumed in connection with acquisitions	—	$66	$489
Common stock issued related to acquisition	$3,475	—	$1,437
Warrants issued in connection with private placement	$1,355	—	—
Conversion of preferred stock to common	—	—	29,471

Restricted Cash

Certain of our lease agreements require us to provide stand by letters of credit to guarantee payment. As of December 31, 2001, $777 of the stand by letters of credit was issued against the line of credit agreement. As of December 31, 2001, the Company was not in compliance with certain of the financial covenants of the line of credit agreement. As a result, the bank required us to maintain $777 cash equivalents on deposit to support the stand by letters of credit, which is classified as restricted cash on the consolidated balance sheets, In March 2002; the bank waived all instances of noncompliance with covenants as of December 31, 2001.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and trade accounts receivable. Sagent maintains its cash and cash equivalent with high quality financial institutions. Sagent maintains allowances for potential credit risks and for estimated future returns upon shipment. Returns to date have not been material. Actual credit losses to date have been within management’s expectations. As of December 31, 2001 and 2000, there were no customers with balances due to Sagent in excess of 10% of aggregate accounts receivable.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets, generally ranging from three to five years. Depreciation commences upon placing the asset in service. Capital leases are recorded at the lesser of the fair value of the leased asset at the inception of the lease or the present value of the minimum lease payments as of the beginning of the lease term. Leased assets are amortized on a straight-line basis over the estimated useful life of the asset or the lease term. Leasehold improvements are amortized over the shorter of the useful life or the remaining lease term. Gains and losses upon asset disposal of the assets are taken into the statement of operations in the year of disposition. Sagent reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired in business combination. Sagent amortized goodwill on a straight-line basis over their expected useful lives ranging from one to five years.

Starting January 1, 2002, Sagent will adopt SFAS 142. “Goodwill and other Intangible Assets”, at that time, Sagent will cease amortization of goodwill and evaluate goodwill for impairment in accordance with Company policy stated below.

Impairment of Long-Lived Assets and Identifiable Intangible Assets

Sagent reviews long-lived assets, including goodwill, and other identifiable assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful lives of other assets are no longer appropriate. Factors considered important which could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in the Company’s current business model.

Notes Receivable from Officers

Notes from officers represent five-year promissory notes to key executives. These promissory notes are full recourse. The notes bear interest at rates between 5.0% and 8.0%. Principal and interest are due by August 4, 2005. In the year ended December 31, 2001, Sagent has forgiven a total of $807 from the balance due from two of the officers in lieu of bonuses. Such amounts have been recorded in general and administrative expense. As of December 31, 2001, $550 of the outstanding loans will be forgiven during the remaining life of the note, contingent upon continued employment of the officer.

Revenue Recognition.

Sagent sells its software products directly to our customers and through channel partners such as enterprise software vendors, resellers and distributors. Enterprise software vendors generally integrate our products with their applications and will embed them into their products or resell them with their products. Our other channel partners, principally resellers and distributors, sell our software products to end user customers.

Sagent derives its revenue from license fees for software products and fees for services relating to the software products, including consulting, training, software and data updates, technical support and real-time marketing services over the Internet.

Sagent recognizes revenue from sales of software licenses to end users upon contract execution, provided all shipment obligations have been met, fees are fixed and determinable, collection is probable, and vendor specific objective evidence exists to allocate the total fee between all delivered and undelivered elements of the arrangement. If vendor specific objective evidence does not exist to allocate the total fee to all delivered and undelivered elements of the arrangement, revenue is deferred until the earlier of a) such evidence does exist for the undelivered elements, or b) all elements are delivered. Fees from license agreements which include the right to receive unspecified future products are recognized over the term of the arrangement or, if not specified, the estimated economic life of the product.

Sagent’s customers generally require consulting and implementation services which include evaluating their business needs, identifying the data sources necessary to meet these needs and installing the software solution in a manner that fulfills their needs. Where consulting services are essential to the functionality of the licensed software,

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

both the license revenue and the consulting service revenue are recognized as the services are performed. Our arrangements regarding sales of software licenses generally do not include services that are essential to the functionality of the software.

When licenses are sold together with consulting and implementation services, license fees are recognized upon shipment, provided that a) the above revenue recognition criteria are met, b) payment of the license fees is not dependent upon performance of the consulting services, and c) the services do not include significant alterations to the features and functionality of the software. To date, services have not been essential to the functionality of the software products for substantially all software agreements.

Revenue for transactions with enterprise application vendors, OEMs, and distributors is generally recognized when the licenses are resold or utilized by the reseller and all related obligations on our part have been satisfied. However, if the contract stipulates a non-refundable royalty payment to be paid in advance of any resale, revenue is recognized upon execution of the contract.

Maintenance contracts generally call for us to provide technical support and software updates and upgrades to customers. Maintenance revenue is recognized ratably over the term of the maintenance contract, generally on a straight-line basis when all revenue recognition requirements are met. Other service revenue, primarily training and consulting, is generally recognized at the time the service is performed and when it is determined that the Company has fulfilled our obligations resulting from the services contract.

Statement of Position, 97-2, “Software Revenue Recognition” (SOP 97-2) was issued in 1997 by the American Institute of Certified Public Accountants (AICPA) and amended by Statements of Position 98-4 and 98-9. We adopted SOP 97-2 effective January 1, 1998. Based on our reading and interpretation of SOP’s 97-2, 98-4 and 98-9, we believe our current revenue recognition policies and practices are consistent with SOP’s 97-2, 98-4, and 98-9

Deferred Revenue

Deferred revenue represents amounts received from customers under certain license, maintenance and service agreements for which the revenue earnings process has not been completed.

Software Development Costs

Software development costs are included in product development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” The period between achieving technological feasibility, which Sagent has defined as the establishment of a working model, typically occurring when the beta testing commences, and the general availability of such software has been short, and software development costs qualifying for capitalization have been insignificant. No software development costs have been capitalized for the years ended December 31, 2001 and 2000. $612 was capitalized for the year ended December 31, 1999.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $446, $686, and $213 for the years ended December 31, 2001, 2000 and 1999, respectively.

Stock-Based Compensation

Sagent accounts for stock issued to employees in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees” as interpreted by FIN 44 “Accounting for Certain Transactions involving Stock Compensation.” and complies with the disclosure provision of FASB Statement No. 123 (“SFAS 123”). Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price of the option. Stock compensation is being amortized over the vesting period of the individual awards in manner consistent with the method described in FASB

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plus.” In addition, the Company accounts for stock issued to non-employees in accordance with the provision of SFAS 123. Pursuant to SFAS No. 123, stock-based compensation is accounted for at the fair value of the equity instruments issued, or at the fair value of the consideration received, whichever is more reliably measurable.

Income Taxes

Sagent uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. Sagent records a valuation allowance to reduce tax assets to an amount for which realization is more likely than not.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding, net of shares subject to repurchase during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Options, warrants, restricted stock and convertible preferred stock were not included in the computation of diluted net loss per share for those periods in which Sagent incurred a loss because the effect would be antidilutive.

Comprehensive Loss

Comprehensive income (Loss) is the total of net income (loss) and all other revenues, expenses, gains and losses recorded directly in equity. Sagent’s “Other comprehensive loss” consists of foreign currency translation adjustments. There was no significant tax effect on the components of other comprehensive loss for the years ended December 30, 2001, 2000 and 1999, respectively. We disclosed comprehensive income and its components on our consolidated statements of stockholder’s equity and comprehensive loss.

Reclassification

Sagent has reclassified the presentation of certain prior year information to conform to the current year presentation.

2.    Business Combinations

Pooling of Interests

On December 11, 1999, Sagent completed its merger with Qualitative Marketing Software, Inc. (QMS). The merger was accounted for as a pooling of interests. Sagent issued 2,100 shares of common stock in exchange for all outstanding stock of QMS. Sagent also assumed all options to purchase QMS stock, which were converted into options to purchase 428 shares of Sagent stock. Historical results of Sagent and QMS for the year prior to the consummation of the merger was:

1999
Revenue:
Sagent	$36,004
QMS	11,997

$48,001

Net loss:
Sagent	$(7,016)
QMS	(5,076)

$(12,092)

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Costs incurred in connection with the merger during years ended December 31, 2000 and 1999 were:

	Costs Accrued	Costs Paid	December 31, 1999 Balance	Costs Paid	Credit Amounts	December 31, 2000 Balance
Severance and other personnel cost	$328	$—	$328	$222	$106
Transaction costs	3,366	153	3,213	1,344	1,869	—
Elimination of duplicate systems and equipment	118	—	118	48	70	—
Other	834	384	450	177	273	—

	$4,646	$537	$4,109	$1,791	$2,318

Severance and other personnel costs consist of severance pay and outplacement for nine employees. Transaction costs consists of professional service fees. In 2000, the Company had satisfied all merger related obligations, and the residential accrual of $2,318 was reversed. The provision in 1999 and the reversal of the residual accrual in 2000 were recorded as merger and integration charges (credits) in the accompanying consolidated statements of operations.

During 1999 certain employees of QMS were granted options at prices below fair value. Expenses related to the grant of these options were recognized during 1999. Such expense is included in 1999 operating expenses as follows:

1999
Sales and marketing	$1,262
Research and development	1,260
General and administrative	233

$2,755

Purchase Business Combinations

In April 2001, Sagent acquired 100% interest in Sagent Benelux for cash of $100 and the assignment of a portion of Sagent’s outstanding accounts receivable valued at $200 to the selling shareholders. The acquisition was recorded under the purchase method of accounting. In connection with the acquisition, Sagent recorded goodwill of $197, which is being amortized on a straight-line basis over a period of five years. The results of operations of Sagent Benelux have been included in our consolidated results from the date of the acquisition.

In January 2001, Sagent acquired an additional 33% interest in Sagent Asia/Pacific Pte. Ltd from eGlobal, a privately held company that specializes in distribution of technology services in Singapore. In consideration for 950 shares of Sagent’s common stock, valued at $3.5 million, Sagent received an additional 2,113 common shares of Sagent Asia/Pacific Pte. Ltd. This brings the total interest of Sagent in Sagent Asia/Pacific Pte. Ltd to 53%. The acquisition was recorded under the purchase method of accounting. In connection with the acquisition, Sagent recorded goodwill of $2,832, which is being amortized on a straight-line basis over a period of five years and acquired gross assets of approximately $2,775 and minority interest of $1,316. Assets acquired consisting primarily of cash and accounts receivable. The results of operations for Sagent Asia/Pacific Pte. Ltd. have been included in our consolidated results from the date of the acquisition.

In March 2000, Sagent acquired Sagent Brazil Ltd. Under the terms of the agreement, Sagent acquired net liabilities of $66 consisting of property and equipment in the amount of $68 and assumed certain liabilities including deferred revenue in the amount of $134 in exchange for $1,148 in cash. Concurrent with the acquisition, the Company entered into two consulting agreements with the former owners to provide consulting services for a term of four years. Under the provisions of the agreement, Sagent will pay $1,500 in either Sagent common stock or cash, at Sagent’s option, in annual installments over the term of the agreements. Such amounts will be recorded as operating expenses

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as the services are performed. For the years ended December 31, 2001 and 2000, Sagent recorded stock-based compensation in the amount of $408 and $500, respectively relating to the issuance of options to two employees.

In November 1999, Sagent acquired Sagent Technology GmbH, its distributor in Germany, from a partnership in which a member of Sagent’s Board of Directors serves as general partner. Under the terms of the agreement, Sagent acquired all of the outstanding stock of Sagent Technology GmbH for approximately $2,457. Revenues from sales of products and services to this distributor prior to Sagent’s acquisition were $300 in 1999.

In November 1999, Sagent acquired Sagent France S.A., its distributor in France. Under the terms of the agreement, Sagent acquired all of the outstanding stock of Sagent France S.A. in exchange for 20 shares of Sagent common stock valued at approximately $445.

In June 1999, Sagent acquired Sagent U.K., Ltd., its distributor in the United Kingdom. Under the terms of the agreement, Sagent acquired all outstanding stock of Sagent, U.K., Ltd., for cash of approximately $1,000, 146 shares of common stock valued at $1,600, stock options valued at $212 and the assumption of certain liabilities.

Sagent accounted for these acquisitions under the purchase method of accounting. The allocation of Sagent’s aggregate purchase price to the tangible and intangible assets acquired and liabilities assumed in connection with these acquisitions is summarized below:

	Sagent GMBH	Sagent France, S.A.	Sagent U.K., Ltd	Sagent Brazil Ltd.	Sagent Asia/ Pacific PTE. Ltd	Sagent Benelux Ltd.
Net current assets	$(582)	$(660)	$(672)	$(134)	$2,775	$12
Property and equipment	23	19	102	68	15	—
Goodwill	3,016	1,086	3,557	1,214	2,832	197
Minority interest	—	—	—	—	(1,316)	—

Total purchase price	$2,457	$445	$2,987	$1,148	$4,306	$209

The following summary, prepared on an unaudited pro forma basis, combines the Company’s consolidated results of operations for the years ended December 31, 2001, 2000 and 1999 with the results of operations of Sagent Benelux, Sagent Asia/Pacific, Pte. Ltd., Sagent Brazil, Sagent GmbH, Sagent France SA and Sagent UK, Ltd., as if each company had been acquired as of January 1, 1999, respectively.

	2001	2000	1999
Years Ended December 31,
Revenue	$49,990	$59,959	$49,051
Net loss	(41,115)	(24,349)	(13,109)
Basic and diluted net loss per share	$(1.05)	$(0.85)	(0.60)
Number of shares used in pro forma per share calculation	39,323	28,773	21,971

The proforma adjustments give effect to available information and assumptions that Sagent believes are reasonable. The unaudited pro forma results of operations should be read in conjunction with Sagent’s historical financial statements and the financial statements of Sagent Benelux, Sagent Asia/Pacific Pte. Ltd., Sagent UK, Ltd., Sagent France, S.A., and Sagent GmbH and the notes thereto included or incorporated elsewhere herein.

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    Other Current Assets

Other current assets consists of:

	2001	2000
Prepaid licenses	$2,135	$2,572
Other	1,565	3,689

	$3,700	$6,261

Included in prepaid licenses are license technologies purchased from third party, which are integrated into our products and services prior to deployment. These license technologies are being amortized ratably over the term of the license, generally for a period of two years.

4.    Property and Equipment

Property and equipment at December 31, 2001 and 2000 consist of:

	2001	2000
Computer equipment and software	$13,222	$5,534
Furniture, fixtures and office equipment	1,031	1,657
Leasehold improvements	512	3,498

	14,765	10,689
Less accumulated depreciation and amortization	(8,627)	(4,971)

	$6,138	$5,718

Equipment under capital leases was $6,953 and $2,698 at December 31, 2001 and 2000, respectively and the related accumulated amortization at such dates was $2,806 and $962, respectively.

5.    Goodwill and Other Assets

Goodwill as of December 31, 2001 and 2000 is as follows:

	Economic Life	2001	2000
Goodwill, net:
Sagent UK	5	$1,746	$2,496
Sagent France S.A	5	645	863
Sagent GmbH	5	1,787	2,378
Sagent Brazil	5	728	971
Smarter Software, Inc	1	68	615
Sagent Asia/Pacific Pte. Ltd	5	2,389	—
Sagent Benelux	5	151	—

		$7,514	$7,323

Amortization of goodwill was $2,439, $1,957, and $452 for the years ended December 31, 2001, 2000, and 1999, respectively.

	2001	2000
Other assets, net:
eGlobal joint venture, net	$—	$830
NetAcumen, Inc. joint venture	529	759

Deposits	545	942
Other	64	39

	$1,138	$2,570

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment in Sagent Asia/Pacific Pte. Ltd., a joint venture between Sagent and eGlobal was accounted for under the equity method as of December 31, 2000. Sagent’s ownership interest in Sagent Asia/Pacific Pte Ltd. was 53%, and 19.99% as of December 31, 2001 and 2000 respectively. For the year ended December 31, 2001, the consolidated financial statements of Sagent include the accounts of Sagent Asia/Pacific Pte. Ltd. As a result, $658 minority interest liability was recorded at December 31, 2001 and reflects the original investment by the minority stockholders, along with their proportional share of accumulated losses. The $658 minority interest in Sagent Asia/Pacific’s losses is included in other income (expense) in the consolidated statements of operations for the year ended December 31, 2001.

Sagent has a minority investment in Net Acumen, a privately held company. The investment in NetAcumen is accounted for under the cost method. Sagent’s ownership interest in NetAcumen, Inc. was 8.7% as of December 31, 2001. Sales to NetAcumen were $0 and $780 for the years ended December 31, 2001 and 2000. At December 31, 2001, Sagent recognized a $230 loss in investment in NetAcumen due to a decline in the fair value of the investment, which is included in other income (expense) in the consolidated statements of operations.

6.    Accrued Liabilities

Accrued liabilities consists of:
	2001	2000
Employee compensation and benefits	$3,219	$2,759
Sales and marketing	1,393	1,320
Sales taxes	686	622
Software royalties	1,006	302
Other	2,133	839

	$8,437	$5,842

7.    Commitments and Contingencies

Commitments

Sagent leases various facilities under noncancelable operating leases and has acquired certain computer and other equipment under capital lease obligations which are collateralized by the related assets. Future minimum lease payments under these commitments at December 31, 2001, are as follows:

	Operating Leases	Capital Lease
2002	$3,070	$2,415
2003	1,993	1,382
2004	532	23
2005	108	7
2006	—	6
Thereafter	—	—

Total minimum lease payments	$5,703	3,833

Less amount representing interest		(204)

Present value of minimum lease payments		3,629
Current portion		(2,214)

		$1,415

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rent expense was $3,613, $4,200, and $2,800, for the years ended December 31, 2001, 2000, and 1999, respectively.

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation

From time to time, the Company has been subject to litigation including the pending litigation described below. Because of the uncertainties related to both the amount and range of loss on the pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, the Company will assess its potential liability and revise its estimates. Pending or future litigation could be costly, could cause the diversion of management’s attention nd could upon resolution, have a material adverse affect on our business, result of operations, financial condition and cash flow.

In addition, the Company is engaged in certain legal and administrative proceedings incidental to our normal business activities and believes that these matters will not have a material adverse effect on our financial position, result of operations or cash flow.

From October 20, 2000 to November 27, 2000, several class action lawsuits were filed in the United States District Court on behalf of the individual investors who purchased Sagent common stock between October 21, 1999 and April 18, 2000. The claims allege that Sagent misrepresented its prospects for 1999 and the first quarter of 2000. Thereafter, the court consolidated the complaints and selected a lead plaintiff and counsel. A consolidated amended complaint was filed in April 2001. The defendants filed a motion to dismiss the consolidated amended complaint. On September 28, 2001, the court granted the defendants’ motion, and gave the plaintiffs leave to amend the complaint. On December 28, 2001, the class plaintiffs filed a second amended complaint. Defendants filed a motion to dismiss that complaint on February 15, 2002. The hearing on defendants’ motion is scheduled for May 6, 2002.

On November 17, 2000, a derivative lawsuit was filed by a purported Sagent shareholder in the Superior Court of California for the County of San Mateo (the “Fanucci complaint”). On February 9, 2001, a second derivative lawsuit was filed in the Superior Court of California for the County of Santa Clara (the “Hu complaint”). The complaints name certain of our present and former officers and directors as defendants. The Hu complaint also names an investment bank retained by us and an employee of that firm as defendants. We have also been named as a nominal defendant. The principal allegation of the complaints is that the defendants breached their fiduciary duties to Sagent. In July 2001, the two cases were coordinated for pretrial purposes in the Superior Court of California for the County of Santa Clara. Sagent filed a motion to dismiss the Fanucci complaint, on the ground that, among other things, the plaintiff had failed to make a pre-suit demand on the board of directors as required by Delaware law. The officer and director defendants joined in that motion, and also moved to dismiss on the grounds that the complaint fails to allege the asserted causes of action against the individual defendants. Similar motions were filed concerning the Hu complaint.

The parties agreed to stay the Hu complaint indefinitely, pending the outcome of the Fanucci matter. The court entered an order staying the Hu complaint on January 11, 2002. Thereafter, on January 16, 2002, the Fanucci plaintiff filed a motion to transfer and/or remand that case back to the Superior Court for San Mateo County where it was originally filed. The court heard oral argument on defendants’ motion to dismiss the Fanucci complaint, and the plaintiffs’ transfer motion on January 28, 2002. On March 1, 2002, the court issued an order sustaining Sagent’s motion to dismiss, granting the plaintiff leave to amend the complaint, denying the plaintiff’s motion to transfer an/or remand the Fanucci case to San Mateo County, and ordering Sagent to produce a limited quantity of documents to the plaintiff.

In October 2001, infoUSA, Inc. filed a complaint against Sagent in the District Court of Douglas County, Nebraska, seeking amounts infoUSA claims are owed under a license agreement between Sagent and infoUSA. The amount of the claim is $900,000, plus interest. A default judgment for the full amount of the claim was entered against Sagent on December 20, 2001, for failure by Sagent to respond to the initial complaint. Sagent filed a motion to set aside the default judgment in January 2002. On February 22, 2002, the court granted Sagent’s motion to set aside the default judgment, and allowed Sagent to file its answer to the complaint.

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November and December 2001, several class action lawsuits were filed in the United States District Court for the Northern District of California on behalf of investors who purchased Sagent common stock between May 11, 2001 and November 28, 2001. The complaints allege that Sagent and certain of its officers and directors violated the Securities Exchange Act of 1934. The complaints allege that during the class period, the defendants caused Sagent’s shares to trade at artificially inflated levels through the issuance of false and misleading financial statements. The court has selected a lead plaintiff in that action and we expect a consolidated amended complaint to be filed.

In February 2002, two derivative lawsuits were filed by purported Sagent shareholders in the United States District Court for the Northern District of California. The complaints name certain of our present and former officers and directors as defendants. The principal allegation of the complaints is that the defendants breached their fiduciary duties to Sagent.

8.    Line of Credit

Sagent has a $5 million line of credit agreement with a bank collateralized by the assets of the Company. The line consists of advances against eligible accounts receivable in an aggregate amount not to exceed the lesser of, the committed revolving line or the borrowing base, less any outstanding letters of credit. Advances against the revolving line bear interest at the bank’s prime rate plus 1%, the prime rate was at 4.75% at December 31, 2001. As of December 31, 2001 there were no advances on the line of credit.

Certain of our lease agreements require us to provide stand by letters of credit to guarantee payment. As of December 31, 2001, $777 of the stand by letters of credit was issued against the line of credit agreement. As of December 31, 2001, the Company was not in compliance with certain of the financial covenants of the line of credit agreement. As a result, the bank required us to maintain $777 cash equivalents on deposit to support the stand by letters of credit, which is classified as restricted cash on the consolidated balance sheets. In March 2002, the bank waived all instances of noncompliance with covenants as of December 31, 2001.

9.    Capitalization

In August 2001, Sagent completed a private placement of approximately 9,115 shares of its common stock and received proceeds of $15,833, net of $990 in offering costs. In connection with the private placement, Sagent also issued to certain placement agents warrants to purchase 456 shares of Sagent’s common stock with an estimated fair value of $886, which has been included in additional paid-in capital. This estimated fair value was calculated using the Black-Scholes option pricing model with the following factors and assumptions: expected volatility of 135.8%, contractual life of 4 years, stock price of $2.27 on the date of grant, exercise price of $1.84, and risk free interest rate of 4.13% per annum.

In February 2001, Sagent completed a private placement of approximately 5,750 shares of its common stock and received proceeds of $16,047, net of $628 in offering costs. In connection with the private placement, Sagent also issued to certain placement agents warrants to purchase 210 shares of Sagent’s common stock with an estimated fair value of $469, which has been included in additional paid-in capital. This estimated fair value was calculated using the Black-Scholes option pricing model with the following factors and assumptions: expected volatility of 130%, contractual life of 5 years, stock price of $2.78 on the date of grant, exercise price of $2.90, and risk free interest rate of 5% per annum.

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 1999, Sagent issued 5,750 shares of its common stock at an initial public offering (IPO) price of $9.00 per share. The proceeds to Sagent from the offering, net of offering costs were approximately $47,200. In connection with the IPO, common stock warrants were exercised to purchase 110 shares of common stock at prices ranging from $3.18 to $6.48 per share, resulting in additional proceeds to Sagent totaling $700.

Preferred Stock

Concurrent with the IPO, each outstanding share of Sagent’s convertible preferred stock was converted into one share of common stock. Prior to conversion into common stock, holders of preferred stock were entitled to preferential noncumulative dividends, liquidation preferences, conversion on a one to one basis into shares of common stock, and one vote for each common share into which such preferred stock was convertible. Remaining preferred stock warrants for the purchase of 236 shares were converted into warrants for the purchase of 236 shares of common stock.

Warrants

During 2001, Sagent issued warrants to purchase 210 shares of common stock at $2.23 per share in connection with February 2001 private placement. Sagent also issued warrants to purchase 456 shares of common stock at $1.94 per share in connection with August 2001 private placement.

During 2000, Sagent issued warrants to purchase 10 shares of common stock at $2.50 per share, with an estimated fair value of $15 in connection with a bank agreement to secure a $10 million line of credit that expired in June 2001. The estimated fair values of warrants were calculated using the Black Scholes model.

During 1999, all outstanding warrants issued through 1999 were exercised for the purchase of 236 shares of common stock for an exercise price totaling $786. As of December 31, 2001, warrants totaling 676 are still outstanding.

10.    Notes Receivable from Stockholders

Notes receivable from stockholders were issued in exchange for common stock. The notes bear interest at rates ranging from 4.62% to 7.50% and are due at dates from January 28, 2002 to August 30, 2005. The notes are full recourse and collateralized by the underlying common stock issued.

Restricted Stock Purchase Agreement

Sagent has sold shares of its common stock to founders and employees of Sagent under agreements which provide for repurchase of the shares by Sagent at the stock’s original sale price upon termination of employment of such persons. Sagent’s right to repurchase shares generally lapses as to 1/48 of the total shares on the date of sale and 1/48 on the first day of each subsequent month. There were 102 and 335 shares of common stock subject to repurchase at cost at December 31, 2001 and 2000, respectively.

11.    Stock Options

1995 Plan

Options granted under the 1995 Plan were exercisable immediately, conditioned upon the optionee entering into a restricted stock purchase agreement, and generally vest over a period of four years. Options granted expire 10 years from the date of grant. Upon adoption of the 1998 Plan, all shares of common stock reserved under the 1995 Plan were no longer reserved for issuance.

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1998 Plan

In December 1998, the board of directors adopted the 1998 Stock Option plan (the “1998 Plan”) under which incentive stock option or non-statutory stock options may be granted to employees, directors and consultants of Sagent. A total of 7,351 shares of common stock have been reserved for issuance under the 1998 Plan. Under the terms of the 1998 Plan, incentive options may be granted at prices not lower than fair market value at the date of grant, while nonqualified options may be granted at prices as determined by the administrator at the date of grant. However, if an employee or other person who, at the time of the grant of such stock option, owns stock representing more than 10.0% of the voting power of all classes of stock in Sagent, the exercise price may be no less than 110% of the fair market value per share on the date of grant. Options granted under the 1998 stock option plan are generally exercisable one year after the vesting commencement date. Upon exercise of an option, the optionee shall enter into a restricted stock purchase agreement. Options generally vest over a period of four years and expire 10 years from the date of grant. As of December 31, 2001, a total of 456 shares remain available for future grant.

1999 Director Plan

In January 1999, the board of directors adopted a Non-statutory Stock Options Plan for Directors (the “Director Plan”). A total of 150 shares of common stock have been reserved for issuance under the Director Plan. The exercise price for each option granted under the Director Plan will be equal to the fair market value of common stock on the date of grant. The options that were granted will have a term of ten years and the shares subject to the option will generally become exercisable in four equal annual installments subject to optionee’s completion of one-year board service. As of December 31, 2001, no shares were available for grant under the Director Plan.

2000 Plan

In December 2000, the board of directors adopted a Non-statutory Stock Options Plan for key employees and consultants (the “2000 Plan”). A total of 2,135 shares of common stock have been reserved for issuance under the 2000 Plan. The exercise price for each option granted under the 2000 Plan shall be determined by the administrator on the date of grant. Options granted generally vest over a period of four years and expire ten years from the date of grant. As of December 31, 2001, a total of 125 shares remain available for future grant.

Employee Stock Purchase Plan

In February 1999, stockholders approved the 1999 Employee Stock Purchase Plan. A total of 700 shares of common stock have been reserved for issuance under the 1999 employee stock purchase plan. The number of shares reserved will be subject to an annual increase every January equal to the lesser of the number of shares optioned during the prior year or lesser amount determined by the board of directors. The 1999 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions at a price equal to 85% of the lower of the fair market value of the common stock at the beginning or end of each six-month offering period.

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes option activity under all Plans for the years ended December 31, 2001, 2000 and 1999:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 1998	2,275	$3.43
Granted	2,793	9.05
Canceled	(464)	4.61
Exercised	(978)	3.66

Outstanding at December 31, 1999	3,626	7.55
Granted	4,732	5.30
Canceled	(1,245)	7.84
Exercised	(757)	3.98

Outstanding at December 31, 2000	6,356	6.23
Granted	5,320	1.38
Canceled	(2,705)	4.27
Exercised	(190)	0.23

Outstanding at December 31, 2001	8,781	$4.01

The following table summarizes information with respect to stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Outstanding Shares	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number of Shares Exercisable	Weighted- Average Exercise Price
$0.09 – 0.09	7	4.4	$ 0.09	7	$ 0.09
0.25 – 0.25	6	4.8	0.25	6	0.25
0.71 – 0.76	598	9.9	0.73	20	0.73
1.12 – 1.63	2,485	9.2	1.28	711	1.41
1.72 – 2.50	2,896	7.9	2.10	1,811	2.18
2.60 – 3.47	32	2.9	3.19	32	3.19
4.30 – 6.25	599	6.6	6.07	384	5.98
6.50 – 9.13	1,194	7.1	7.47	765	7.45
11.06 – 11.19	825	8.5	11.18	825	11.18
25.00 – 25.00	139	7.7	25.00	72	25.00

$ 0.09 – 25.00	8,781	8.2	$ 4.01	4,633	$ 5.200

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following pro forma net loss and net loss share information has been prepared assuming stock option grants and the employee stock purchase plan has been accounted for in accordance with the provisions of SFAS No. 123:

	Year Ended December 31,
	2001	2000	1999
Net loss:
As reported	$(40,263)	$(23,704)	$(12,092)
Pro forma	(48,414)	(27,976)	(22,764)
Basic and diluted net loss per share:
As reported	(1.02)	(0.82)	(0.55)
Pro forma	$(1.23)	$(0.97)	$(1.04)

Valuation

The pro forma value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because Sagent options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

Assumptions used in completing the option-pricing model for years ended December 31, included:

	Stock Option Plans
	2001	2000	1999
Risk-free interest rate	4.5%	5.9%	5.6%
Expected life	4 years	4 years	3.43 years
Dividends	—	—	—
Volatility	130%	130%	70%

	ESPP
	2001	2000	1999
Risk-free interest rate	5.19%	5.7%	4.6%
Expected life	0.5 years	0.5 years	0.5 years
Dividends	—	—	—
Volatility	130%	130%	70%

The weighted average estimated fair value of employee stock options granted during fiscal years 2001, 2000, and 1999 with exercise prices equivalent to the market price of the Company’s common stock at the date of grant were $1.19, $4.18, and $11.79 per share, respectively.

During 2001 and 2000 the Company granted stock options with an exercise price below the market value of the Company’s common stock on the date of grant. The weighted average estimated fair value of those options granted below market value were $2.00 and $11.62, respectively.

The weighted average estimated fair value of employee stock purchase rights granted under the ESPP was $1.03, $4.60 and $4.29 during 2001, 2000 and 1999 respectively.

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    Income Taxes

The Company’s pre-tax income (loss) from operations for the years ended December 31, 2001, 2000, and 1999 consisted of the following components:

	2001	2000	1999
Domestic	$(34,673)	$(18,250)	$(10,940)
Foreign	(5,076)	(4,944)	(889)

Total pretax loss	$(39,749)	$(23,194)	$(11,829)

Income tax expense for the years ended December 31, 2001 and 2000, were comprised of the following:

	2001	2000	1999
Current:
State	$105	$5	$—
Foreign	409	505	263

Total current tax expense	514	510	263

Deferred	—	—	—

Total deferred tax expense	—	—	—

Total tax expense	$514	$510	$263

The 2001, 2000, and 1999 income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 34% to pretax income as a result of the following:

	2001	2000	1999
Tax benefit at statutory rate	$(13,514)	$(7,886)	$(3,762)
State taxes, net of federal benefit	69	5	(271)
Nonrecognition of tax benefits	12,437	7,876	1,743
Foreign taxes	409	505	256
Tax credits	—	—	(137)
Permanent differences	1,113	10	2,436
Other	—	—	(2)

	$514	$510	$263

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of the temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are set forth below.

	2001	2000	1999
Deferred tax assets:
Net operating loss and credit carryforwards	$29,508	$16,167	$10,373
Tax credits	3,628	1,425	1,425
Depreciation and amortization	—	—	1,204
Deferred revenue	3,290	3,264	1,186
Other reserves and accruals	1,778	4,003	—
Other	—	2	578

Gross deferred tax assets	38,204	24,861	14,766
Valuation allowance	(36,605)	(24,736)	(14,766)

Total deferred tax assets	1,599	125	—
Deferred tax liabilities:
Fixed assets	(1,599)	(125)	—

Total deferred tax liabilities	(1,599)	(125)	—

Net deferred tax assets:	—	—	—

At December 31, 2001, management had established a valuation allowance for the portion of deferred tax assets for which realization is uncertain. The valuation allowance for deferred tax assets on December 31, 2001. 2000 and 1999 were $36,605, $24,736 and $14,766 respectively. The net change in the total valuation allowance for the years ended December 31, 2001, 2000 and 1999 was an increase of $11,869, $9,970, and $1,723 respectively. Included in the valuation allowance is a tax benefit attributable to the exercise of employee stock options, when realized, will be a credit to additional paid-in-capital.

As of December 31, 2001, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $77,684 and $35,014, respectively, available to reduce future income subject to income taxes. The federal net operating loss carryforwards expire beginning in 2010. State net operating loss carryforwards expire beginning in 2002.

As of December 31, 2001, the Company also has research credit carryforwards for federal and state purposes of approximately $2,157 and $1,432, respectively, available to reduce future income taxes. The federal research credit carryforwards expire beginning 2010. The research credit carryforwards for state purposes carry forward indefinitely until utilized.

For federal and state tax purposes, a portion of Sagent’s net operating loss carryforwards may be subject to certain limitation on annual utilization due to changes in ownership, as defined by federal and state tax law.

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.    Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Year Ended December 31,
	2001	2000	1999
Net loss	$(40,263)	$(23,704)	$(12,092)
Weighted average common shares outstanding	39,425	29,020	22,221
Adjustment to reflect shares subject to repurchase	(102)	(247)	(353)

Shares used in computing net loss per share, basic and diluted	39,323	28,773	21,868

Net loss per share, basic and diluted	$(1.02)	$(0.82)	$(0.55)

Antidilutive securities including options, warrants and preferred stock not included in historical net loss per share calculations	9,457	6,395	2,403

14.    Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires disclosures of certain information regarding operating segments, products and services, geographic areas of operation and major customers. The method for determining what information to report under SFAS No. 131 is based upon the “management approach,” or the way the management organizes the operating segments within a company, for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer.

The Company provides software and services to address organization’s information access, analysis and delivery needs. Sagent sells its products domestically and internationally. For the purpose of making operating decisions, the CODM considers financial information presented on a consolidated basis accompanied by disaggregated information about revenues by geographic area. The company operates in a single segment.

The components of service revenue are as follows:

	Year Ended December 31,
	2001	2000	1999
Service:
Maintenance	$10,367	$7,683	$3,517
Professional services	11,247	15,839	10,354

Total service revenue	$21,614	$23,522	$13,871

It is impractical for the company to disclose license revenue by product type.

The disaggregated financial information reviewed by the CODM is revenues by geographic area. Such information for the years ended December 31, were as follows:

	2001	2000	1999
United States	72%	87%	87%
International	28%	13%	13%

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

No one country outside of the United States comprised more than 10% of total revenue for fiscal 2001, 2000, and 1999. None of Sagent’s international operations have material long-lived assets. The international sales are based on revenue generated from customers located outside the United States.

15.    Employee Benefit Plans

401(k) Plan

Sagent maintains a 401(k) Plan for its employees. The 401(k) Plan allows eligible employees to defer up to 15%, but no greater than the stated limitation in any plan year, of their pretax compensation in certain investments at the discretion of the employee.

No contributions were made to the plans during 2001, 2000, and 1999.

16.    Restructuring and Asset Impairment

Restructuring costs

In December 2001, Sagent Board of Directors approved a restructuring plan aimed at streamlining its underlying cost structure to better position Sagent for growth and improved operating results. As part of restructuring plan, Sagent implemented a reduction in workforce of approximately 14% or 51 employees and contractors. The reductions came from all areas of the Company and, as of December 31, 2001, the majority of these terminations were completed or reserved for.

	Total Charges	Cash Payment	Non-cash Charges	Remaining Reserve As Of December 31, 2001
Facility exit costs	$397	$—	$(145)	$252
Severance and personnel costs	286	(136)	—	150

Total	$683	$(136)	$(145)	$402

The remaining balance will be paid in the first quarter of 2002.

Asset Impairment

Asset impairment charge of $3.4 million in 2001 consisted of $1.8 million reserve on shareholders’ notes, $1.2 million impairment of prepayments made to service provider for data center services which is no longer in business, $0.3 million reduction in the carrying value of goodwill due to sale of acquired technology to a third party, and $0.1 million of other losses related to the closing of a remote facility due to consolidation of its operation into headquarter location.

17.    Related Party Transactions

Agreements and Arrangement with Executive Officers

In August 2000, we entered into an employment agreement with our President and Chief Executive Officer. The employment agreement provides that he will receive, among other things two loans:

1)  an interest-free $750 loan for use towards the purchase of a home, which loan would be forgiven over a period of five years provided he continues to be employed with us, and

SAGENT TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)  a $2,000 loan for use towards the purchase of a home bearing simple interest at a rate of 5% per year and maturing in five years. On January 2, 2002, the Board approved amendment to his employment agreement. The Company agreed to forgive $282 of the principal of this loan.

The difference between the market interest rates and stated interest rates have been imputed to the loans and recognized as compensation expense over the term of the employment agreement. As of December 31, 2001, a total of $2,409 in unpaid principal and interest was outstanding under the two loans.

In May 2000, we entered into a letter agreement with our previous Executive Vice President, Finance and Administration, and Chief Financial Officer. The letter agreement provides that our previous Chief Financial Officer will receive, among other things, a $400 loan for use towards the purchase of a home bearing interest at a rate of 7.5% per year and maturing in five years. During year 2001, Sagent forgave a total of $ 316 of the principal and interest. As of December 31, 2001, $126 in unpaid principal and interest was outstanding under the loan.

Agreements and Arrangements with Directors

Sagent recognized revenues of $0, $783 and $73 in 2001, 2000 and 1999 from licenses and services sold to companies for which Sagent’s former Chairman serves as a member of their Board of Directors. A member of Sagent’s Board of Directors is also an officer of an entity from which Sagent received approximately $145, $1,032 and $882 royalty fees in 2001, 2000 and 1999, respectively.

During 2000, one of our director sublet property to Sagent Technology Gmbh, a wholly owned subsidiary pursuant to a sublease arrangement that expired in April 2001. Sagent recorded lease payment of $13 and $35 for the years ended December 31, 2001 and 2000, respectively.

One of our director also provided consulting services to Sagent Technology GmbH, the amount paid for such services was approximately $114 and $130 for the years ended December 31, 2001 and 2000, respectively. Sagent also sold this director product and services total $21 in 2001.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors
Sagent Technology, Inc.

Our audit of the consolidated financial statements referred to in our report dated March 10, 2000 appearing in this Registration Statement on Form S-1 of Sagent Technology, Inc., also included an audit of the Financial Statement Schedule listed in the Index to Consolidated Financial Statements of this Form S-1. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/	PRICEWATERHOUSECOOPERS LLP

San Jose, California
March 10, 2000

SCHEDULE II

SAGENT TECHNOLOGY, INC.

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Year Ended December 31, 1999:
Allowance for returns and for doubtful accounts	$508	$122	$—	$630
Year Ended December 31, 2000:
Allowance for returns and doubtful accounts	630	4,793	455	4,968
Year Ended December 31, 2001:
Allowance for returns and doubtful accounts	$4,968	$2,298	$5,596	$1,670

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the approximate costs and expenses, payable by the Registrant in connection with the sale of common stock being registered.

SEC Registration Fee	$4,047
Legal Fees and Expenses	20,000
Accounting Fees and Expenses	20,000
Miscellaneous	5,953

Total	$50,000

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“Delaware Law”) permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article IX of the Registrant’s Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware Law.

Article VI of the Registrant’s Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant’s Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Item 15.    Recent Sales of Unregistered Securities

Since January 1, 1998, the Registrant has issued and sold the following securities:

•
In January 1998, the Registrant sold in the aggregate 45,785 shares of unregistered Series D preferred stock at a price per share of $3.18 to an officer of the Registrant for aggregate cash consideration of $145,596. These shares were sold pursuant to a Series D preferred stock purchase agreement between the Registrant and the officer. Such issuance was made in reliance upon Section 4(2) of the Securities Act of 1933.

•
In February and March 1998, the Registrant sold in the aggregate 1,895,370 shares of unregistered Series E preferred stock at a price per share of $5.40 to certain investors for aggregate cash consideration of $10,234,998. The Registrant relied upon Section 4(2) of the Securities Act of 1933 and Regulation D, Rule 506, thereunder in connection with the sale of these shares. The sale of Series E preferred stock was made in compliance with all of the terms of Rules 501 and 502 of Regulation D, there were no more than 35 investors (as calculated pursuant to Rule 501(e) of Regulation D), and each investor who was not an accredited investor represented to the Registrant that he or she had such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of the investment.

•
On May 21, 1998, the Registrant sold in the aggregate 28,000 shares of unregistered common stock at a price per share of $4.32 to a distributor of the Registrant’s products for aggregate cash consideration of $120,960. These shares were sold pursuant to a stock purchase agreement between the Registrant and the distributor. Such issuance was made in reliance upon Section 4(2) of the Securities Act of 1933.

•
On September 14, 1998, the Registrant sold in the aggregate 10,000 shares of unregistered common stock at a price per share of $5.50 to a consultant for aggregate cash consideration of $55,000. These shares were sold pursuant to a stock purchase agreement between the Registrant and the consultant. Such issuance was made in reliance upon Section 4(2) of the Securities Act of 1933.

•
On February 28, 1999, the Registrant sold 10,000 shares of unregistered common stock at a price per share of $9.00 to a director nominee for aggregate consideration of $120,960. These shares were sold pursuant to a stock purchase agreement between the Registrant and the director nominee. Such issuance was made in reliance upon Section 4(2) of the Securities Act of 1933.

•
On January 1, 1996 through March 15, 1999, the Registrant sold in the aggregate of 1,739,208 shares of unregistered common stock to 56 directors, officers, employees, former employees and consultants at prices ranging from $0.045 to $5.50 per share for aggregate consideration of $1,939,266. Such shares were sold pursuant to the exercise of options granted by the board. As to each director, officer, employee, former employee and consultant of the Registrant who was issued such securities, the Registrant relied upon Rule 701 of the Securities Act of 1933. Each such person purchased securities of the Registrant pursuant to a written contract between such person and the Registrant. In addition, the Registrant met the conditions imposed under Rule 701(b)

•
In December 2000, the Registrant issued 600,000 shares of its unregistered common stock, valued at approximately $1.4 million, to Timeline, Inc. in settlement of litigation with Timeline. The Registrant relied upon Section 4(2) of the Securities Act of 1933 in connection with the issuance of the shares. Timeline represented that it had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of the investment.

•
In January 2001, the Registrant issued 950,000 shares of unregistered common stock to eGlobal Technology Services Holdings Limited, valued at approximately $3.5 million, in consideration for an additional 33% interest in an entity jointly owned by the Registrant and eGlobal called Sagent (Asia Pacific) Pte. Ltd. The Registrant relied upon Section 4(2) of the Securities Act of 1933 in connection with the issuance of the shares. The investor represented that it had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of the investment.

•
In February 2001, the Registrant sold an aggregate of 5,749,803 shares of its unregistered common stock at a price per share of $2.90 to certain investors for an aggregate cash consideration of approximately $16.1 million, net of $0.6 million in offering costs. In connection with such sale, the Registrant also issued to certain placement agents in consideration of services rendered warrants to purchase 210,093 shares of its unregistered common stock at an exercise price of $2.90 per share. The Registrant relied upon Regulation D, Rule 506, of the Securities Act of 1933 in connection with the sale of the shares and the issuance of the warrants. The sale of shares of common stock and the issuance of the warrants were made in compliance with all the terms of Rule 501 and 502 of Regulation D.

•
In July and August 2001, the Registrant sold an aggregate of 9,115,379 shares of its unregistered common stock at weighted average price per share of $1.844 to certain investors for an aggregate cash consideration of approximately $16.8 million. In connection with such sale, the Registrant also issued to certain placement agents in consideration of services rendered warrants to purchase 455,769 shares of its unregistered common stock at an exercise price of $1.844 per share. The Registrant relied upon Regulation D, Rule 506, of the Securities Act of 1933 in connection with the sale of the shares and the issuance of the warrants. The sale of shares of common stock and the issuance of the warrants were made in compliance with all the terms of Rule 501 and 502 of Regulation D.

Appropriate legends were affixed to the share certificates issued in the transactions described above. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16.    Exhibits

The exhibits req uired to be filed with this registration statement are listed in the Exhibit Index attached hereto and incorporated herein by reference.

Item 17.    Undertakings

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on May 2, 2002.

SAGENT TECHNOLOGY, INC.

By:	/s/ BEN C. BARNES
Ben C. Barnes President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ BEN C. BARNES Ben C. Barnes	President, Chief Executive Officer and Director (Principal Executive Officer)	May 2, 2002

/s/ STEVEN R. SPRINGSTEEL Steven R. Springsteel	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 2, 2002

* Andre Boisvert	Chairman and Director	May 2, 2002

* Ali Jenab	Director	May 2, 2002

* Irv H. Lichtenwald	Director	May 2, 2002

* Keith A. Maib	Director	May 2, 2002

* John E. Zicker	Director	May 2, 2002

*By: /s/ STEVEN R. SPRINGSTEEL Steven R. Springsteel Attorney-in-fact

INDEX TO EXHIBITS

Number	Title
3.1(1)	Certificate of Incorporation of Registrant.
3.2(1)	Amended and Restated Certificate of Incorporation of Registrant.
3.3(1)	Bylaws of Registrant.
4.1(1)	Form of Registrant’s Common Stock Certificate.
4.2(4)	Common Stock Rights Agreement dated July 23, 2001 between the Registrant and the parties named therein.
10.1(1)	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.
10.2(1)	1998 Stock Plan and related agreements.
10.3(1)	1999 Employee Stock Purchase Plan and related agreements.
10.4(1)	1999 Director Option Plan and related agreements.
10.5(1)	Master Equipment Lease Agreement, dated August 7, 1995, between the Registrant and Lighthouse Capital Partners, L.P.
10.6(1)	Master Lease Agreement, dated as of September 26, 1998, between the Registrant and Dell Financial Services L.P.
10.7(1)	Standard Office Lease, dated June 1, 1998, by and between the Registrant and Asset Growth Partners, Ltd., and the First Amendment thereto.
10.8(1)†	Development and Licensing Agreement, dated January 22, 1997, between the Registrant and Abacus Concepts, Inc.
10.9(1)†	Microsoft License and Distribution Agreement, dated August 23, 1996, between the Registrant and Microsoft Corporation.
10.10(1)†	Sagent KK Non-Exclusive Japanese Distribution Agreement, dated as of December 17, 1997, between Sagent KK Japan and Kawasaki Steel Systems R&D Corporation.
10.11(1)	Form of Sagent Technology, Inc. End User Software License Agreement.
10.12(1)†	OEM Software License Agreement, effective March 31, 1998, between the Registrant and Siebel Systems, Inc.
10.13(1)	Form of Sagent Technology, Inc. Software Maintenance and Technical Support Agreement.
10.14(1)	Form of Sagent Technology, Inc. Agreement for Consulting Services.
10.15(1)	Form of Sagent Technology, Inc. Agreement for Subcontractor Consulting Services.
10.16(1)	Form of Evaluation Agreement.
10.17(1)	Note, dated February 1, 1998, between the Registrant and W. Virginia Walker
10.18(1)	Note, dated February 1, 1998, between the Registrant and W. Virginia Walker
10.19(1)†	Solution Provider Agreement, effective June 27, 1997, between the Registrant and Unisys Corporation.
10.20(1)	Executive Change of Control Policy.
10.21(1)†	Software License and Services Agreement, dated March 31, 1998, between the Registrant and Siebel Systems, Inc.
10.22(1)	Notes, dated February 5, 1999, between the Registrant and Tom Lounibos.
10.23(1)	Note, dated March 15, 1999, between the Registrant and Kenneth C. Holcomb.
10.24(1)	Nonexclusive International Software Value Added Reseller (“VAR”) Agreement, dated December 8, 1997, between the Registrant and Opalis S.A.
10.25(2)	Employment Agreement dated August 4, 2000, between the Registrant and Ben C. Barnes.

Number	Title
10.26(2)	Offer letter dated May 9, 2000, between the Registrant and David Eliff.
10.27(2)	Common Stock Purchase Agreement dated February 15, 2001, between the Registrant and the parties named therein.
10.28(3)	Service Agreement, dated January 1, 2001, between the Registrant and Arthur Parker.
10.39(4)	Stock Purchase Agreement dated July 23, 2001, between the Registrant and the parties named therein.
10.30(5)	Offer letter dated October 9, 2001, between the Registrant and Richard Ghiossi.
10.31(5)	Offer letter dated October 31, 2001, between the Registrant and Steven R. Springsteel, and addendum dated November 16, 2001.
10.32(5)	Settlement Agreement and Mutual Release dated December 31, 2001, between the Registrant and Kenneth C. Garnder.
16.1(6)	Letter dated as of October 18, 2000 from PricewaterhouseCoopers LLP to the Securities and Exchange Commission.
23.1	Consent of KPMG LLP.
23.2	Consent of PricewaterhouseCoopers LLP, Independent Accountants.
24.1	Power of Attorney (included on signature page).

(1)	Incorporated by reference to the exhibits to the Registrant’s Registration Statement on Form S-1 (No. 333-71369), declared effective by the Securities and Exchange Commission (SEC) on April 14, 1999.
(2)	Incorporated by reference to the exhibits to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2000.
(3)	Incorporated by reference to the exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.
(4)	Incorporated by reference to the exhibits to the Registrant’s Current Report on Form 8-K filed with the SEC on August 7, 2001.
(5)	Incorporated by reference to the exhibits to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001.
(6)	Incorporated by reference to the exhibit to the Registrant’s Current Report on Form 8-K filed with the SEC on October 19, 2000.
†	Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.